Exhibit 99.1

Ferrari N.V.

Interim Report
At and for the three months ended March 31, 2025
____________________________________________________________________________________________________

1

BOARD OF DIRECTORS

Executive Chairman
John Elkann

Chief Executive Officer
Benedetto Vigna

Vice Chairman
Piero Ferrari

Directors
Delphine Arnault
Francesca Bellettini
Eddy Cue
Sergio Duca
John Galantic
Tommaso Ghidini
Maria Patrizia Grieco
Adam Keswick
Mike Volpi

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche S.p.A.

CERTAIN DEFINED TERMS

    In this report (the “Interim Report”), unless otherwise specified, the terms “we”, “our”, “us”, the “Group”, the “Company” and “Ferrari” refer to Ferrari N.V., individually or together with its subsidiaries, as the context may require.

INTRODUCTION

    The Interim Condensed Consolidated Financial Statements at and for the three months ended March 31, 2025 (the “Interim Condensed Consolidated Financial Statements”) included in this Interim Report have been prepared in compliance with IAS 34 — Interim Financial Reporting (IAS 34). The accounting principles applied are consistent with those used for the preparation of the consolidated financial statements of Ferrari N.V. for the year ended December 31, 2024 (the “Annual Consolidated Financial Statements”).

    The Group’s financial information in this Interim Report is presented in Euro except that, in some instances, information is presented in U.S. Dollars. All references in this report to “Euro” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended, and all references to “U.S. Dollars” and “$” refer to the currency of the United States of America (the “United States”).

    Certain totals in the tables included in this Interim Report may not add due to rounding.

    The financial data in “Results of Operations” is presented in millions of Euro, while the percentages presented are calculated using the underlying figures in thousands of Euro.

    This Interim Report is unaudited.

FORWARD-LOOKING STATEMENTS
Statements contained in this Interim Report, particularly those regarding our possible or assumed future performance, competitive strengths, costs, dividends, reserves and growth as well as industry growth and other trends and projections, are “forward-looking statements” that contain risks and uncertainties. In some cases, words such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” and similar expressions are used to identify forward-looking statements. These forward-looking statements reflect the respective current views of Ferrari with respect to future events and involve significant risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, without limitation:

•our ability to preserve and enhance the value of the Ferrari brand;
•our ability to attract and retain qualified personnel;
•the success of our racing activities;
•our ability to keep up with advances in high performance car technology, to meet the challenges and costs of integrating advanced technologies, including electric, more broadly into our car portfolio over time and to make appealing designs for our new models;
•the impact of increasingly stringent fuel economy, emissions and safety standards, including the cost of compliance, and any required changes to our products, as well as possible future bans of combustion engine cars in cities and the potential advent of self-driving technology;
•changes in general economic conditions (including changes in the markets in which we operate) and changes in demand for luxury goods, including high performance luxury cars, which is highly volatile;
•macro events, pandemics and conflicts, including the ongoing conflicts in Ukraine and the Middle East region, and the related issues potentially impacting sourcing and transportation, as well as trading policies and tariffs;
•increases in costs, disruptions of supply or shortages of components and raw materials;
•our ability to successfully carry out our low volume and controlled growth strategy, while increasing our presence in growth market countries;
•competition in the luxury performance automobile industry;
•changes in client preferences and automotive trends;
•our ability to preserve the value of our cars over time and our relationship with the automobile collector and enthusiast community;
•disruptions at our manufacturing facilities in Maranello and Modena;
•climate change and other environmental impacts, as well as an increased focus of regulators and stakeholders on environmental matters;
•our ability to maintain the functional and efficient operation of our information technology systems and to defend from the risk of cyberattacks, including on our in-vehicle technology;
•the ability of our current management team to operate and manage effectively and the reliance upon a number of key members of executive management and employees;
•the performance of our dealer network on which we depend for sales and services;
•product warranties, product recalls and liability claims;
•the sponsorship and commercial revenues and expenses of our racing activities, as well as the popularity of motor sports more broadly;
•the performance of our lifestyle activities;
•our ability to protect our intellectual property rights and to avoid infringing on the intellectual property rights of others;

•our continued compliance with customs regulations of various jurisdictions;
•labor relations and collective bargaining agreements;
•our ability to ensure that our employees, agents and representatives comply with applicable law and regulations;
•changes in tax or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which we operate;
•our ability to service and refinance our debt;
•exchange rate fluctuations, interest rate changes, credit risk and other market risks;
•our ability to provide or arrange for adequate access to financing for our clients and dealers, and associated risks;
•the adequacy of our insurance coverage to protect us against potential losses;
•potential conflicts of interest due to director and officer overlaps with our largest shareholders; and
•other factors discussed elsewhere in this document.

We expressly disclaim and do not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. We do not undertake an obligation to update or revise publicly any forward-looking statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Highlights
Consolidated Income Statement Data

	For the three months ended March 31,
	2025	2024
	(€ million, except per share data)
Net revenues	1,791	1,585
Operating profit (EBIT)	542	442
Profit before taxes	528	440
Net profit	412	352
Net profit attributable to:
Owners of the parent	412	351
Non-controlling interests	—	1
Basic earnings per common share (in Euro) (1)	2.30	1.95
Diluted earnings per common share (in Euro) (1)	2.30	1.95
____________________________
(1)    See Note 13 “Earnings per Share” to the Interim Condensed Consolidated Financial Statements for the calculation of basic and diluted earnings per common share.

Consolidated Statement of Financial Position Data

	At March 31, 2025	At December 31, 2024
	(€ million)
Cash and cash equivalents	1,915	1,742
Receivables from financing activities	1,601	1,662
Total assets	9,913	9,497
Debt	3,334	3,352
Total equity	3,575	3,543
Total equity attributable to:
Owners of the parent	3,570	3,534
Non-controlling interests	5	9
Share capital	3	3
Common shares issued and outstanding (in thousands of shares)	178,203	179,044

Other Statistical Information
Shipments (1)

	For the three months ended March 31,
	2025	%	2024	%
	(Number of cars and % of total cars)
EMEA
Germany	408	11.4%	388	10.9%
Italy	261	7.3%	231	6.5%
UK	217	6.0%	221	6.2%
France	163	4.5%	134	3.8%
Switzerland	112	3.1%	127	3.6%
Middle East (2)	112	3.1%	110	3.1%
Other EMEA (3)	428	11.9%	362	10.1%
Total EMEA	1,701	47.3%	1,573	44.2%
Americas (4)	1,022	28.4%	997	28.0%
of which United States of America	861	24.0%	850	23.9%
Mainland China, Hong Kong and Taiwan	237	6.6%	317	8.9%
of which Mainland China	180	5.0%	243	6.8%
Rest of APAC (5)	633	17.7%	673	18.9%
Total	3,593	100.0%	3,560	100.0%
_____________________________
(1)    Excluding strictly limited racing cars (such as the XX Programme, and the 499P Modificata), one-off and pre-owned cars.
(2)     Middle East mainly includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait.
(3)     Other EMEA includes Africa and European markets not separately identified.
(4)    Americas includes the United States of America, Canada, Mexico, the Caribbean and Central and South America.
(5)    Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia.

Average number of employees for the period

	For the three months ended March 31,
	2025	2024
Average number of employees for the period	5,465	5,204

Highlights of the three months ended March 31, 2025
Highlights during the three months ended March 31, 2025 included the following:
•Ferrari N.V. announced the seventh tranche of the multi-year share repurchase program by participating as a purchaser following the accelerated bookbuild offering (“ABO”) made by Exor N.V. on February 26, 2025. Ferrari N.V. agreed to repurchase 666,666 common shares for a total consideration of approximately €300 million, at the same price per share determined by the offering. The transaction represented the seventh tranche of the multi-year share buyback program of approximately €2 billion announced during our 2022 Capital Markets Day.
•On March 27, 2025 Ferrari N.V. announced an update on its commercial policy, in light of the introduction of import tariffs on EU cars into the USA. While reaffirming its commitment to maximum client attention and protection and with the goal to provide certainty to them:
(i)the commercial terms will remain unchanged for orders of:
•all models imported before April 2, 2025;
•the following three families - Ferrari 296, SF90 and Roma - regardless the import date;
(ii)for the current remaining models, the new import conditions will be partially reflected on pricing, up to a maximum 10 per cent increase, in coordination with our dealer network. On such basis, Ferrari confirmed its financial targets for 2025, with a potential risk of 50 basis points reduction on profitability percentage margins (EBIT and EBITDA margins).

Results of Operations
Three months ended March 31, 2025 compared to three months ended March 31, 2024
    The following is a discussion of the results of operations for the three months ended March 31, 2025 compared to the three months ended March 31, 2024. The presentation includes line items as a percentage of net revenues for the respective periods presented to facilitate period-to-period comparisons.

	For the three months ended March 31,
	2025	Percentage of net revenues	2024	Percentage of net revenues
	(€ million, except percentages)
Net revenues	1,791	100.0%	1,585	100.0%
Cost of sales	858	47.9%	782	49.3%
Selling, general and administrative costs	149	8.3%	124	7.8%
Research and development costs	233	13.0%	231	14.6%
Other expenses, net	12	0.7%	7	0.5%
Result from investments	3	0.2%	1	0.1%
Operating profit (EBIT)	542	30.3%	442	27.9%
Financial income	46	2.5%	32	2.0%
Financial expenses	60	3.3%	34	2.1%
Financial expenses, net	14	0.8%	2	0.1%
Profit before taxes	528	29.5%	440	27.8%
Income tax expense	116	6.5%	88	5.6%
Net profit	412	23.0%	352	22.2%

Net revenues

	For the three months ended March 31,				Increase/(Decrease)
	2025	Percentage of net revenues	2024	Percentage of net revenues	2025 vs. 2024
	(€ million, except percentages)
Cars and spare parts (1)	1,536	85.8%	1,382	87.2%	154	11.1%
Sponsorship, commercial and brand (2)	191	10.7%	145	9.1%	46	32.1%
Other (3)	64	3.5%	58	3.7%	6	10.0%
Total net revenues	1,791	100.0%	1,585	100.0%	206	13.0%
_____________________________
(1)Includes net revenues generated from shipments of our cars, any personalization generated on these cars, as well as sales of spare parts.
(2)Includes net revenues earned by our racing teams (mainly in the Formula 1 World Championship and in the World Endurance Championship) through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues, as well as net revenues generated through the Ferrari brand, including fashion collections, merchandising, licensing and royalty income.
(3)Primarily relates to financial services activities, management of the Mugello racetrack and other sports-related activities, as well as net revenues generated from the rental of engines to other Formula 1 racing teams and, for the three months ended March 31, 2024 only, from the sale of engines to Maserati.

    Net revenues for the three months ended March 31, 2025 were €1,791 million, an increase of €206 million, or 13.0 percent (an increase of 12.2 percent on a constant currency basis), from €1,585 million for the three months ended March 31, 2024.

The change in net revenues was attributable to (i) a €154 million increase in cars and spare parts, (ii) a €46 million increase in sponsorship, commercial and brand and (iii) a €6 million increase in other net revenues.

Cars and spare parts
    Net revenues generated from cars and spare parts were €1,536 million for the three months ended March 31, 2025, an increase of €154 million or 11.1 percent, compared to €1,382 million for the three months ended March 31, 2024.

    The increase in net revenues from cars and spare parts was primarily attributable to a richer product and country mix, as well as a higher contribution from personalization. Foreign currency exchange impact, including hedging transactions, was positive, mainly driven by the U.S. Dollar.

Shipments of cars in the first quarter of 2025 were 3,593 units compared to 3,560 cars in the first quarter of 2024. The product portfolio in the quarter included 8 internal combustion engine (ICE) models and 5 hybrid engine models, which represented 51 percent and 49 percent of total shipments, respectively. Shipments during the quarter were mainly driven by the Roma Spider, the 296 GTS, the SF90 XX family and the Purosangue, the ramp up of the 12Cilindri, as well as our first shipments of the 12Cilindri Spider, while deliveries of the 296 GTB decreased, the SF90 Spider approached the end of its lifecycle and the 812 Competizione A was phased out during the quarter. Shipments of the Daytona SP3 were a few units lower compared to the first quarter of 2024, in line with our delivery plans.

The €154 million increase in net revenues from cars and spare parts was composed of (i) a €121 million increase in EMEA and (ii) a €72 million increase in Americas, partially offset by (iii) a €24 million decrease in Mainland China, Hong Kong and Taiwan and (iv) a 15 million decrease in APAC. The mix of net revenues by geography primarily reflects deliberate volume and product allocation in different markets.

Sponsorship, commercial and brand

    Net revenues generated from sponsorship, commercial agreements and brand management activities were €191 million for the three months ended March 31, 2025, an increase of €46 million or 32.1 percent, compared to €145 million for the three months ended March 31, 2024, primarily attributable to new sponsorships and lifestyle activities, as well as higher commercial revenues driven by a better Formula 1 ranking in 2024 compared to 2023.

Other

Other net revenues were €64 million for the three months ended March 31, 2025, an increase of €6 million or 10.0 percent, compared to €58 million for the three months ended March 31, 2024. The increase was mainly driven by higher revenues from financial services activities, partially offset by the end of the supply of engines to Maserati.

Cost of sales

	For the three months ended March 31,				Increase/(Decrease)
	2025	Percentage of net revenues	2024	Percentage of net revenues	2025 vs. 2024
	(€ million, except percentages)
Cost of sales	858	47.9%	782	49.3%	76	9.7%

    Cost of sales for the three months ended March 31, 2025 was €858 million, an increase of €76 million or 9.7 percent, compared to €782 million for the three months ended March 31, 2024. As a percentage of net revenues, cost of sales was 47.9 percent for the three months ended March 31, 2025 compared to 49.3 percent for the three months ended March 31, 2024.
    The increase of €76 million in cost of sales was primarily attributable to a change in product mix and higher costs for racing and other supporting activities.

Selling, general and administrative costs

	For the three months ended March 31,				Increase/(Decrease)
	2025	Percentage of net revenues	2024	Percentage of net revenues	2025 vs. 2024
	(€ million, except percentages)
Selling, general and administrative costs	149	8.3%	124	7.8%	25	20.2%
    Selling, general and administrative costs for the three months ended March 31, 2025 were €149 million, an increase of €25 million or 20.2 percent, compared to €124 million for the three months ended March 31, 2024. As a percentage of net revenues, selling, general and administrative costs were 8.3 percent for the three months ended March 31, 2025 compared to 7.8 percent for the three months ended March 31, 2024.

    The increase of €25 million in selling, general and administrative costs mainly reflects racing expenses and brand investments, as well as the Company’s organizational development.

Research and development costs

	For the three months ended March 31,				Increase/(Decrease)
	2025	Percentage of net revenues	2024	Percentage of net revenues	2025 vs. 2024
	(€ million, except percentages)
Research and development costs expensed during the period	160	8.9%	146	9.3%	14	9.0%
Amortization of capitalized development costs	73	4.1%	85	5.3%	(12)	(13.6%)
Research and development costs	233	13.0%	231	14.6%	2	0.7%

    Research and development costs for the three months ended March 31, 2025 were €233 million, an increase of €2 million or 0.7 percent, compared to €231 million for the three months ended March 31, 2024. As a percentage of net revenues, research and development costs were 13.0 percent for the three months ended March 31, 2025 compared to 14.6 percent for the three months ended March 31, 2024.

The increase of €2 million in research and development costs was primarily driven by an increase in research and development costs expensed of €14 million, driven by racing activities and our focus on continuous innovation, partially offset by a decrease in amortization of capitalized development costs of €12 million, mainly driven by the phase-out of certain models.

Operating profit (EBIT)

	For the three months ended March 31,				Increase/(Decrease)
	2025	Percentage of net revenues	2024	Percentage of net revenues	2025 vs. 2024
	(€ million, except percentages)
Operating profit (EBIT)	542	30.3%	442	27.9%	100	22.7%

    Operating profit (EBIT) for the three months ended March 31, 2025 was €542 million, an increase of €100 million or 22.7 percent, compared to €442 million for the three months ended March 31, 2024. As a percentage of net revenues, operating profit (EBIT) increased to 30.3 percent for the three months ended March 31, 2025 compared to 27.9 percent for the three months ended March 31, 2024.

The increase in operating profit (EBIT) was primarily attributable to (i) positive volume impact of €5 million, (ii) positive product mix impact of €85 million, sustained by the SF90 XX family, the 12Cilindri and the 499P Modificata, as well as a higher contribution from personalization and positive country mix driven by the Americas, (iii) negative contribution of €2 million from research and development costs, (iv) negative contribution of €25 million from selling, general and administrative costs, (v) positive contribution of €28 million from other activities, driven by new sponsorships, partially offset by the comparison with the prior year’s release of car environmental provisions in the United States, and (vi) positive foreign currency exchange impact of €9 million (including foreign currency hedging instruments), mainly driven by the U.S. Dollar.

Financial expenses, net

	For the three months ended March 31,		Increase/(Decrease)
	2025	2024	2025 vs. 2024
	(€ million, except percentages)
Financial income	46	32	14	41.9%
Financial expenses	60	34	26	75.6%
Financial expenses, net	14	2	12	n.m.(1)
______________________________
(1)Throughout this document “n.m.” means not meaningful.
Financial expenses, net for the three months ended March 31, 2025 was €14 million, an increase of €12 million, compared to €2 million for the three months ended March 31, 2024, driven by (i) negative net foreign exchange impact (including the net costs of hedging) and (ii) higher interest expenses.

Income tax expense

	For the three months ended March 31,		Increase/(Decrease)
	2025	2024	2025 vs. 2024
	(€ million, except percentages)
Income tax expense	116	88	28	32.0%
Income tax expense for the three months ended March 31, 2025 was €116 million, an increase of €28 million or 32.0 percent, compared to €88 million for the three months ended March 31, 2024.
The increase in income tax expense was primarily attributable to an increase in profit before taxes.
The effective tax rate was 22.0 percent and 20.0 percent for the three months ended March 31, 2025 and 2024, respectively. Income taxes and the effective tax rate for the three months ended March 31, 2024 benefited from the coexistence of two successive Patent Box tax regimes, which provide tax benefits for companies using intangible assets.1 In accordance with applicable legislation, from 2025 on the Group continues to apply the new Patent Box regime only.
1 The Patent Box regime firstly introduced by the Italian Law No. 190/2014 was implemented by the Group from 2020 to 2024, recognizing the tax benefit over three annual installments. The new Patent Box regime regulated by Law Decree No. 146, effective from October 22, 2021, provides for a 110% super tax deduction for costs relating to eligible intangible assets. The Italian tax legislation allows for a transitional period where both regimes coexist until 2024 when the original regime ended.

Liquidity and Capital Resources

Liquidity Overview

    We require liquidity in order to fund our operations, meet our obligations, make capital investments and reward our shareholders. Short-term liquidity is required, among others, to purchase raw materials, parts, components and utilities, mainly for the production of our cars, as well as for personnel and other operating costs. In addition to our general working capital and operational needs, we require cash for capital investments to support continuous product portfolio renewal and expansion, as well as for research and development activities aimed at continually innovating and improving our cars, including the enrichment of our product portfolio with hybrid and electric technology. We also make investments to enhance manufacturing efficiency, improve capacity, implement sustainability initiatives, ensure environmental and regulatory compliance and carry out maintenance activities, among others. We fund our capital expenditure primarily with cash generated from our operating activities. We also use liquidity to reward our shareholders through dividends and share repurchases. For example, in 2024 we distributed dividends of €440 million to owners and made common share repurchases of €581 million, together representing nearly 100 percent of our Industrial Free Cash Flow from Industrial Activities for the year of €1,027 million. For additional information relating to Free Cash Flow from Industrial Activities, which is a non-GAAP financial measures, see “—Non-GAAP Financial Measures”.

We centrally manage our operating cash management, liquidity and cash flow requirements with the objective of ensuring effective and efficient management of our funds. We believe that our cash generation together with our available liquidity, including committed credit lines granted from primary financial institutions, supported by the access to debt capital markets, will be sufficient to meet our short-term and long-term liquidity requirements. See the “Net (Debt)/Cash and Net Industrial (Debt)/Cash” section below for additional details relating to our liquidity.

Cyclical Nature of Our Cash Flows

Our working capital is subject to month to month fluctuations due to, among other things, production and sales volumes, our financial services activities, the timing of capital expenditures and, to a lesser extent, tax payments. In particular, our inventory levels generally increase in the periods leading up to the launch of new models, during the phase out of existing models when we build up spare parts, and at the end of the second quarter when our inventory levels are generally higher to support the summer plant shutdown. Inventory levels are also adjusted as we deem necessary for agile supply chain management requirements.

We generally receive payment for cars between 30 and 40 days after the car is shipped (or earlier when sales financing arrangements are utilized by us or by our dealers), while we generally pay most suppliers between 60 and 70 days after we receive the raw materials, components or other goods and services. Additionally, we also receive advance payments from our customers, mainly for our Icona, limited edition and Special Series models, as well as certain Range models in selected markets. We maintain sufficient inventory of raw materials and components to ensure continuity of our production lines, however delivery of most raw materials and components takes place monthly or more frequently in order to minimize inventories. The manufacture of one of our cars typically takes between 30 and 45 days, depending on the level of automation of the relevant production line, and the car is generally shipped to our dealers three to six days following the completion of production, although in certain regions we may warehouse cars for longer periods of time to ensure prompt deliveries. As a result of the above, including the advances received from customers for certain car models, we tend to receive payment for cars shipped before or around the time we are required to make payments for the raw materials, components or other materials used in the manufacturing of our cars. However, the advances we collect on cars may be subject to timing differences from period to period as a result of the number of models in our product portfolio for which we collect advances and the stage of their lifecycle at a given point in time, which ultimately impacts our working capital.

Our investments for capital expenditure and research and development are, among other factors, influenced by the timing and number of new models launches. Our development costs, as well as our other investments in capital expenditure, generally peak when we develop a significant number of new models to renew or expand our product portfolio. Our investments in research and development are also influenced by the timing of research costs for our Formula 1 activities, for which expenditure in a normal season is generally higher in the first and last quarters of the year, and also depends on the evolution of the applicable Formula 1 technical regulations, as well as the number and cadence of races during the course of the racing season. We are undergoing a period of structurally higher capital spending as we broaden our car architectures, prioritize innovation and advanced technologies, and integrate hybrid and electric powertrains into our product portfolio. We also continue to make significant capital investments in operating assets and infrastructure projects that are important for our continued growth and development, including for the ongoing construction of our new paint shop.

The payment of income taxes also affects our cash flows. We pay the first tax advance payment in the second and/or third quarter of the year, together with the remaining tax balance due for the previous year, and the remaining part of the advance payment in the third and/or fourth quarter.
Cash Flows

    The following table summarizes the cash flows from/(used in) operating, investing and financing activities for the three months ended March 31, 2025 and 2024. For additional details of our cash flows, see our interim consolidated statement of cash flows within our Interim Condensed Consolidated Financial Statements included elsewhere in this Interim Report.

	For the three months ended March 31,
	2025	2024
	(€ million)
Cash and cash equivalents at beginning of the period	1,742	1,122
Cash flows from operating activities	847	505
Cash flows used in investing activities	(224)	(194)
Cash flows used in financing activities	(446)	(67)
Translation exchange differences	(4)	—
Total change in cash and cash equivalents	173	244
Cash and cash equivalents at end of the period	1,915	1,366

For the three months ended March 31, 2025 cash and cash equivalents held by the Group increased by €173 million compared to an increase of €244 million for the three months ended March 31, 2024. The decrease of €71 million in cash and cash equivalents generated in the current quarter compared to the prior year was primarily attributable to the combined effects of:
(i)an increase in cash flows used in financing activities of €379 million, driven by (i) an increase in share repurchases of €288 million, (ii) a decrease in proceeds from debt of €95 million, partially offset by (iii) an increase in repayments of debt of €4 million (including lease liabilities);

(ii)an increase in cash flows used in investing activities of €30 million, driven primarily by higher investments in property, plant and equipment, reflecting our initiatives for product and infrastructure development, including our new paint shop;

partially offset by

(iii)an increase in cash flows from operating activities of €342 million, primarily driven by (i) an increase from other operating assets and liabilities of €171 million, (ii) an increase in net profit excluding non-cash items of €88 million, and (iii) a decrease in cash absorbed from inventories, trade receivables and trade payables of €86 million.

Please refer to the following discussion and to the Interim Consolidated Statement of Cash Flows included elsewhere in this document for additional information related to our cash flows.

A summary of the cash flows from or used in operating, investing and financing activities for each period is provided below.

    Operating Activities - Three Months Ended March 31, 2025

    Our cash flows from operating activities for the three months ended March 31, 2025 were €847 million, primarily the result of:

(i)net profit of €412 million, adjusted for €116 million of income tax expense, €151 million for depreciation and amortization expense, €14 million of financial expenses, net, and net other non-cash expenses of €34 million (including provisions accrued), and

(ii)€248 million of cash generated from the change in other operating assets and liabilities, primarily driven by initial advances received for cars and mainly related to the F80;

partially offset by:

(i)€98 million of cash absorbed from inventories, trade receivables and trade payables, attributable to trade receivables for €69 million mainly driven by sponsorship agreements, trade payables for €20 million, and inventories for €9 million;

(ii)€18 million of net finance costs paid,

(iii)€6 million of cash absorbed by receivables from financing activities; and

(iv)€6 million of income taxes paid.

    Operating Activities - Three Months Ended March 31, 2024

    Our cash flows from operating activities for the three months ended March 31, 2024 were €505 million, primarily the result of:

(i)net profit of €352 million, adjusted for €88 million of income tax expense, €163 million for depreciation and amortization expense, €2 million of financial expenses, net, and net other non-cash expenses of €38 million (including provisions accrued); and

(ii)€78 million of cash generated from the change in other operating assets and liabilities, primarily driven by Formula 1 activities;

partially offset by:

(i)€184 million of cash absorbed from inventories, trade receivables and trade payables, attributable to trade receivables for €104 million driven by higher car volumes in the first quarter of 2024 compared to the fourth quarter of 2023, as well as enriched product mix, inventories for €52 million driven by production planning and an enriched product mix, and trade payables for €28 million;

(ii)€19 million related to cash absorbed by receivables from financing activities driven by an increase in the financial services portfolio due to volume growth;

(iii)€6 million of net finance costs paid; and

(iv)€7 million of income taxes paid.

    Investing Activities - Three Months Ended March 31, 2025
    For the three months ended March 31, 2025 our net cash used in investing activities was €224 million, primarily attributable to capital expenditures of (i) €115 million for intangible assets, mainly related to externally acquired and internally generated development costs, and (ii) €109 million for property, plant and equipment. For a detailed analysis of additions to intangible assets and property, plant and equipment see “Capital Expenditures” below.

    Investing Activities - Three Months Ended March 31, 2024

    For the three months ended March 31, 2024 our net cash used in investing activities was €194 million, primarily attributable to capital expenditures of (i) €113 million for intangible assets, mainly related to externally acquired and internally generated development costs, and (ii) €82 million for property, plant and equipment. For a detailed analysis of additions to intangible assets and property, plant and equipment see “Capital Expenditures” below.

Financing Activities - Three Months Ended March 31, 2025

    For the three months ended March 31, 2025, net cash used in financing activities was €446 million, primarily the result of:

(i)€424 million to repurchase common shares under the Company’s share repurchase program including €300 million for the repurchase of 666,666 common shares as a purchaser following the ABO made by Exor N.V. on February 26, 2025, as well as the Sell-to-Cover practice under the Group’s equity incentive plans;
(ii)€31 million for repayments of borrowings from banks and other financial institutions;
(iii)€13 million for repayments related to our revolving securitization programs in the United States; and
(iv)€13 million for repayments of lease liabilities and other debt;
partially offset by:
(v)€25 million in proceeds related to our revolving securitization programs in the United States; and

(vi)€10 million in proceeds from other debt.

Financing Activities - Three Months Ended March 31, 2024

    For the three months ended March 31, 2024 net cash used in financing activities was €67 million, primarily the result of:

(i)€136 million to repurchase common shares under the Company’s share repurchase program (including the Sell to Cover practice under the Group’s equity incentive plans);

(ii)€31 million for repayments of borrowings from banks and other financial institutions;

(iii)€17 million for repayments of lease liabilities and other debt; and
(iv)€13 million for repayments related to our revolving securitization programs in the United States;
partially offset by:

(v)€75 million in proceeds from new bank borrowings;

(vi)€36 million in proceeds related to our revolving securitization programs in the United States; and

(vii)€19 million in proceeds from other debt.

Capital Expenditures

    Capital expenditures are defined as additions to property, plant and equipment (including right-of-use assets recognized in accordance with IFRS 16 — Leases) and intangible assets. Capital expenditures for the three months ended March 31, 2025 and 2024 were €283 million and €243 million, respectively.

    The following table sets forth a breakdown of capital expenditures by category for each of the three months ended March 31, 2025 and 2024:

	For the three months ended March 31,
	2025	2024
	(€ million)
Intangible assets
Externally acquired and internally generated development costs	110	109
Patents, concessions and licenses	3	2
Other intangible assets	2	2
Total intangible assets	115	113
Property, plant and equipment
Land and industrial buildings	5	17
Plant, machinery and equipment	10	10
Other assets	56	37
Advances and assets under construction	97	66
Total property, plant and equipment	168	130
of which leases recognized in accordance with IFRS 16	59	49
Total capital expenditures	283	243
Intangible assets

    Our total capital expenditures in intangible assets were €115 million for the three months ended March 31, 2025 (€113 million for the three months ended March 31, 2024).

The most significant investments in intangible assets relate to externally acquired and internally generated development costs. In particular, we make such investments to support the development of our current and future product offering. The capitalized development costs primarily include materials and personnel costs relating to the engineering, design and development activities focused on content enhancement of existing cars and new models, including to broaden and innovate our product portfolio and our ongoing investments in advanced technologies (including hybrid and electric), as well as the development of key components used in our cars, which are necessary to provide continuing performance upgrades to our customers and which we expect to continue to develop primarily in-house.
    For the three months ended March 31, 2025 we invested €110 million in externally acquired and internally generated development costs, of which €69 million related to the development of models to be launched in future years and €41 million primarily related to the development of our current product portfolio and components.

    For the three months ended March 31, 2024 we invested €109 million in externally acquired and internally generated development costs, of which €77 million related to the development of models to be launched in future years and €32 million primarily related to the development of our current product portfolio and components.

Property, plant and equipment

    Our total capital expenditures in property, plant and equipment for the three months ended March 31, 2025 and 2024 were €168 million and €130 million, respectively, of which €59 million and €49 million related to right-of-use assets, respectively.

    For the three months ended March 31, 2025 and 2024, we made significant investments in infrastructure in line with our growth plans and our focus on the renewal and broadening of our product portfolio and supporting future model launches. In particular, we made investments for:

•the new paint shop; and

•car and engine production lines (including for models to be launched in future years), as well as in our personalization programs.

    At March 31, 2025, the Group had contractual commitments for the purchase of property, plant and equipment amounting to €298 million (€397 million at December 31, 2024), reflecting significant investments we are making in expanding our vehicle architectures and accelerated innovation in hybrid and electric powertrains, as well as in infrastructure, including the new paint shop.

Non-GAAP Financial Measures
    We monitor and evaluate our operating and financial performance and financial position using several non-GAAP financial measures, including several adjusted measures which present how the underlying business has performed prior to the impact of adjusting items, which may obscure the underlying performance and impair comparability of results between periods. We believe that these non-GAAP financial measures provide useful and relevant information to management and investors regarding our performance and improve the ability to assess our financial performance and financial position. They also provide us with comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. Management also uses these measures for budgeting and business plans, performance monitoring, management remuneration and external reporting purposes.
In particular, we present the following non-GAAP financial measures, which are further described below: EBITDA, Adjusted EBITDA, Adjusted Operating Profit (Adjusted EBIT), Adjusted Net Profit, Adjusted Basic Earnings per Common Share, Adjusted Diluted Earnings per Common Share, Net (Debt)/Cash, Net Industrial (Debt)/Cash, Free Cash Flow and Free Cash Flow from Industrial Activities, as well as a number of financial metrics measured on a constant currency basis.
While similar measures are widely used in the industry in which we operate, the non-GAAP financial measures we use may not be comparable to other similarly titled measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS Accounting Standards.
EBITDA and Adjusted EBITDA

    EBITDA is defined as net profit before income tax expense, financial expenses, net, and amortization and depreciation. Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs, which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

    The following table sets forth the calculation of EBITDA and Adjusted EBITDA for the three months ended March 31, 2025 and 2024, and provides a reconciliation of these non-GAAP measures to net profit. There were no adjustments impacting EBITDA, therefore Adjusted EBITDA was equal to EBITDA for the periods presented.

	For the three months ended March 31,
	2025	2024
	(€ million)
Net profit	412	352
Income tax expense	116	88
Financial expenses, net	14	2
Operating profit (EBIT)	542	442
Amortization and depreciation	151	163
EBITDA	693	605
Adjustments	—	—
Adjusted EBITDA	693	605
Adjusted Operating Profit (Adjusted EBIT)
    Adjusted Operating Profit (Adjusted EBIT) represents operating profit (EBIT) as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.
    The following table presents operating profit (EBIT) and Adjusted Operating Profit (Adjusted EBIT) for the three months ended March 31, 2025 and 2024. There were no adjustments impacting operating profit (EBIT), therefore Adjusted Operating Profit (Adjusted EBIT) was equal to operating profit (EBIT) for the periods presented.

	For the three months ended March 31,
	2025	2024
	(€ million)
Operating profit (EBIT)	542	442
Adjustments	—	—
Adjusted Operating Profit (Adjusted EBIT)	542	442
Adjusted Net Profit
    Adjusted Net Profit represents net profit as adjusted for certain income and costs (net of tax effects) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

    The following table presents net profit and Adjusted Net Profit for the three months ended March 31, 2025 and 2024. There were no adjustments impacting net profit, therefore Adjusted Net Profit was equal to net profit for the periods presented.

	For the three months ended March 31,
	2025	2024
	(€ million)
Net profit	412	352
Adjustments	—	—
Adjusted Net Profit	412	352
Adjusted Basic Earnings per Common Share and Adjusted Diluted Earnings per Common Share

Adjusted Basic Earnings per Common Share and Adjusted Diluted Earnings per Common Share represent earnings per share, as adjusted for certain income and costs (net of tax effects) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

    The following table presents Adjusted Basic Earnings per Common Share and Adjusted Diluted Earnings per Common Share for the three months ended March 31, 2025 and 2024. There were no adjustments impacting Basic Earnings per Common Share and Diluted Earnings per Common Share, therefore Adjusted Basic Earnings per Common Share and Adjusted Diluted Earnings per Common Share were equal to basic earnings per common share and diluted earnings per common share for the periods presented.

		For the three months ended March 31,
		2025	2024
Net profit attributable to owners of the Company	€ million	412	351
Weighted average number of common shares for basic earnings per share	thousand	178,651	180,250
Basic earnings per common share	€	2.30	1.95
Adjustments	€	—	—
Adjusted Basic Earnings per Common Share	€	2.30	1.95

Weighted average number of common shares for diluted earnings per share (1)	thousand	178,890	180,527
Diluted earnings per common share	€	2.30	1.95
Adjustments	€	—	—
Adjusted Diluted Earnings per Common Share	€	2.30	1.95

_____________________________
(1)For three months ended March 31, 2025 and 2024 the weighted average number of common shares for diluted earnings per common share was increased to take into consideration the theoretical effect of the potential common shares that would be issued for outstanding share-based awards granted by the Group (assuming 100 percent of the target awards vested).

See Note 13 “Earnings per Share” to the Interim Condensed Consolidated Financial Statements, included elsewhere in this document, for the calculation of the basic and diluted earnings per common share.

Net (Debt)/Cash and Net Industrial (Debt)/Cash
Due to different sources of cash flows used for the repayment of debt between industrial activities and financial services activities, and the different business structure and leverage implications, Net Industrial (Debt)/Cash, together with Net (Debt)/Cash, are the primary measures used by us to analyze our capital structure and financial leverage.

•Net (Debt)/Cash is defined as debt less cash and cash equivalents and is composed of Net Industrial (Debt)/Cash and Net (Debt)/Cash of Financial Services Activities, which are both defined below.

•Net Industrial (Debt)/Cash is defined as debt of our industrial activities less cash and cash equivalents of our industrial activities. Net Industrial (Debt)/Cash represents our Net (Debt)/Cash less our Net (Debt)/Cash of Financial Services Activities (as defined below). Industrial activities include all of the Group’s activities except for those relating to financial services activities, which are further described below.

•Net (Debt)/Cash of Financial Services Activities is defined as debt of our financial services activities less cash and cash equivalents of our financial services activities. The Group’s financial services activities relate to its fully owned subsidiary Ferrari Financial Services Inc., whose primary business is to offer retail client financing for the sale of Ferrari cars in the United States and to manage the related financial receivables portfolio. The Net (Debt)/Cash of Financial Services Activities primarily relates to our asset-backed financing (securitizations) of the receivables generated by our financial services activities in the United States.

The following table sets presents our Net (Debt)/Cash, Net (Debt)/Cash of Financial Services Activities and Net Industrial (Debt)/Cash at March 31, 2025 and December 31, 2024.

	At March 31, 2025			At December 31, 2024
	Group	Financial Services Activities	Industrial Activities	Group	Financial Services Activities	Industrial Activities
	(€ million)
Bonds and notes	(1,418)	—	(1,418)	(1,413)	—	(1,413)
Asset-backed financing (Securitizations)	(1,300)	(1,300)	—	(1,342)	(1,342)	—
Borrowings from banks and other financial institutions	(381)	(61)	(320)	(415)	(63)	(352)
Lease liabilities	(178)	—	(178)	(126)	—	(126)
Other debt	(57)	(49)	(8)	(56)	(51)	(5)
Total debt with third parties	(3,334)	(1,410)	(1,924)	(3,352)	(1,456)	(1,896)

Intercompany (1)	—	(16)	16	—	(29)	29
Total debt, net of intercompany	(3,334)	(1,426)	(1,908)	(3,352)	(1,485)	(1,867)

Cash and cash equivalents	1,915	56	1,859	1,742	55	1,687

Net Debt	(1,419)	(1,370)	(49)	(1,610)	(1,430)	(180)
______________________________
(1)Represents intercompany (debt)/receivables between industrial activities and financial services activities.
For additional information relating to our debt, see Note 23 “Debt” to the Interim Consolidated Financial Statements included elsewhere in this document.

    The Net (Debt)/Cash of Financial Services Activities primarily relates to our asset-backed financing (securitizations) of the receivables generated by our financial services activities in the United States. The latter amounted to €1,601 million at March 31, 2025 and €1,662 million at December 31, 2024. For further details relating to our receivables from financing activities and our asset-backed financing (securitizations), see Note 18 “Current Receivables and Other Current Assets” and Note 23 “Debt” to the Interim Condensed Consolidated Financial Statements included elsewhere in this document.
Cash and cash equivalents
    Cash and cash equivalents amounted to €1,915 million at March 31, 2025 compared to €1,742 million at December 31, 2024.

    At March 31, 2025, 90 percent of our cash and cash equivalents were denominated in Euro (88 percent at December 31, 2024). Our cash and cash equivalents denominated in currencies other than the Euro are available mostly to Ferrari S.p.A. and certain subsidiaries which operate in areas other than Europe. Cash held in such countries may be subject to transfer restrictions depending on the jurisdictions in which these subsidiaries operate. In particular, cash held in China (including cash held in foreign currencies), which amounted to €41 million at March 31, 2025 (€63 million at December 31, 2024), is subject to certain repatriation restrictions and may only be repatriated as a repayment of payables or debt, or as dividends or capital distributions. We do not currently believe that such transfer restrictions have an adverse impact on our ability to meet our liquidity requirements.

    The following table sets forth an analysis of the currencies in which our cash and cash equivalents were denominated at the dates presented.

	At March 31, 2025	At December 31, 2024
	(€ million)
Euro	1,720	1,536
U.S. Dollar	100	108
Chinese Yuan	41	63
Pound Sterling	20	8
Swiss Franc	10	12
Other currencies	24	15
Total	1,915	1,742

    Cash collected from the settlement of receivables under securitization programs is subject to certain restrictions regarding its use and is primarily applied to repay principal and interest of the related funding. Such cash amounted to €54 million at March 31, 2025 (€54 million at December 31, 2024).

    Total available liquidity

    Total available liquidity (defined as cash and cash equivalents plus undrawn committed credit lines) at March 31, 2025 was €2,465 million (€2,292 million at December 31, 2024).

    The following table summarizes our total available liquidity:

	At March 31, 2025	At December 31, 2024
	(€ million)
Cash and cash equivalents	1,915	1,742
Undrawn committed credit lines	550	550
Total available liquidity	2,465	2,292

    The undrawn committed credit lines at March 31, 2025 and December 31, 2024 relate to revolving credit facilities. For further details relating to our debt, see Note 23 “Debt” in the Interim Condensed Consolidated Financial Statements included elsewhere in this document.

Free Cash Flow and Free Cash Flow from Industrial Activities

Free Cash Flow and Free Cash Flow from Industrial Activities are two of our primary key performance indicators to measure the Group’s performance and cash flow generation. These measures are not representative of residual cash flows available for discretionary purposes.

•Free Cash Flow is defined as consolidated cash flows from operating activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 — Leases), intangible assets and joint ventures. Free Cash Flow is composed of Free Cash Flow from Industrial Activities and Free Cash Flow from Financial Services Activities, which are both defined below.

•Free Cash Flow from Industrial Activities is defined as cash flows from operating activities of our industrial activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 — Leases), intangible assets and joint ventures of our industrial activities. Free Cash Flow from Industrial Activities represents our Free Cash Flow less our Free Cash Flow from Financial Services Activities (as defined below). Industrial activities include all of the Group’s activities except for those relating to financial services activities, which are further described below.

•Free Cash Flow from Financial Services Activities is defined as cash flows from operating activities of our financial services activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 — Leases), intangible assets and joint ventures of our financial services activities. The Group’s financial services activities relate only to its fully owned subsidiary Ferrari Financial Services Inc., whose primary business is to offer retail client financing for the sale of Ferrari cars in the United States and to manage the related financial receivables portfolio. Its cash flows from operating activities are mainly driven by the change in its financial receivables portfolio (receivables from financing activities), as well as its operating result during the period.

The following table presents our Free Cash Flow, Free Cash Flow from Financial Services Activities and Free Cash Flow from Industrial Activities for the three months ended March 31, 2025 and 2024.

	For the three months ended March 31,
	2025			2024
	Group	Financial Services Activities	Industrial Activities	Group	Financial Services Activities	Industrial Activities
	(€ million)
Cash flows from/(used in) (1) operating activities	847	3	844	505	(11)	516
Investments in property, plant and equipment, intangible assets and joint ventures	(224)	—	(224)	(195)	—	(195)
Free Cash Flow	623	3	620	310	(11)	321
____________________________
(1)For the three months ended March 31, 2025 and 2024, cash flows used in operating activities of financial services activities mainly reflects the outflows derived from the increase in the financial receivables portfolio (receivables from financing activities in the interim condensed consolidated statement of financial position) of €6.4 million and €18.7 million, respectively.

    Free Cash Flow for the three months ended March 31, 2025 was €623 million compared to €310 million for the three months ended March 31, 2024. For an explanation of the drivers in Free Cash Flow see “Cash Flows” above.

    Free Cash Flow from Industrial Activities for the three months ended March 31, 2025 was €620 million compared to €321 million for the three months ended March 31, 2024. The increase in Free Cash Flow from Industrial Activities of €299 million was primarily attributable to (i) an increase from other operating assets and liabilities of €171 million, primarily driven by initial advances received for cars and mainly related to the F80, (ii) an increase in net profit excluding non-cash items of €88 million, and (iii) a decrease in cash absorbed from inventories, trade receivables and trade payables of €86 million, partially offset by (iv) an increase in cash flows used in investing activities of €30 million, driven by higher investments in property, plant and equipment, reflecting our initiatives for product and infrastructure development, including our new paint shop.

Constant Currency Information

The “Results of Operations” discussion above includes information about our net revenues on a constant currency basis, which excludes the effects of foreign currency translation from our subsidiaries with functional currencies other than Euro, as well as the effects of foreign currency transaction impact and foreign currency hedging. We use this information to assess how the underlying revenues changed independent of fluctuations in foreign currency exchange rates and hedging. We calculate constant currency by (i) applying the prior-period average foreign currency exchange rates to translate current period revenues of foreign subsidiaries expressed in local functional currency other than Euro, (ii) applying the prior-period average foreign currency exchange rates to current period revenues originated in a currency other than the functional currency of the applicable entity, and (iii) eliminating the variances of any foreign currency hedging (see Note 5 “Other Information” to the Interim Condensed Consolidated Financial Statements, included in this Interim Report, for information on the foreign currency exchange rates applied). Although we do not believe that these measures are a substitute for GAAP measures, we do believe that revenues excluding the impact of currency fluctuations and the impacts of hedging provide additional useful information to investors regarding the operating performance on a local currency basis.

Risk Factors
We face a variety of risks and uncertainties in our business. For a description of these risks and uncertainties please see “Risk Factors” in the Group’s Annual Report and Form 20-F for the year ended December 31, 2024 filed with the AFM and the SEC on February 21, 2025. All such risks factors should be read in conjunction with this Interim Report. Additional risks and uncertainties that we are unaware of, or that we currently believe to be immaterial, may also become important factors that affect us.

Outlook
2025 guidance, based on the following assumptions for the year:

•Positive product and country mix, along with strong personalizations
•Improved contribution from racing activities, reflecting higher sponsorships as well as commercial revenues linked to the better Formula 1 ranking achieved in 2024
•Lifestyle activities to expand its revenues growth rate, while investing to accelerate development and enlarge the network
•Continuous brand investments, higher racing and digital transformation expenses
•Increased costs implied by the ongoing supply chain challenges
•Higher effective tax rate in connection to the change of the Patent Box regime
•Robust Industrial free cash flow generation driven by strong profitability, partially offset by capital expenditures more contained versus prior year

(€B, unless otherwise stated)	2024A	2025 GUIDANCE	GROWTH VS 2024
NET REVENUES	6.7	>7.0	≥5%
ADJ. EBITDA (margin %)	2.56 38.3%	≥2.68 ≥38.3%	≥5%
ADJ. OPERATING PROFIT (EBIT) (margin %)	1.89 28.3%	≥2.03 ≥29.0%	≥7%
ADJ. DILUTED EPS (€)	8.46(1)	≥8.60(1)	≥2%
INDUSTRIAL FCF	1.03	≥1.20	≥17%
_____________________________
(1)    Calculated using the weighted average diluted number of common shares at December 31, 2024 (179,992 thousand).

The above guidance is subject to a potential risk of 50 basis points reduction on profitability percentage margins (EBIT and EBITDA margins), in relation to the update of the commercial policy following the introduction of import tariffs on EU cars into the USA.

FERRARI N.V.
INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT AND FOR THE THREE MONTHS ENDED MARCH 31, 2025
(UNAUDITED)

FERRARI N.V.
INTERIM CONSOLIDATED INCOME STATEMENT
for the three months ended March 31, 2025 and 2024
(Unaudited)

		For the three months ended March 31,
	Note	2025	2024
		(€ thousand)
Net revenues	6	1,790,750	1,584,629
Cost of sales	7	857,491	781,633
Selling, general and administrative costs	8	149,069	123,974
Research and development costs	9	232,791	231,142
Other expenses, net	10	11,735	7,322
Result from investments		2,598	1,516
Operating profit (EBIT)		542,262	442,074
Financial income	11	45,536	32,086
Financial expenses	11	59,528	33,892
Financial expenses, net	11	13,992	1,806
Profit before taxes		528,270	440,268
Income tax expense	12	116,219	88,054
Net profit		412,051	352,214
Net profit attributable to:
Owners of the parent		411,643	351,374
Non-controlling interests		408	840

Basic earnings per common share (in €)	13	2.30	1.95
Diluted earnings per common share (in €)	13	2.30	1.95

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the three months ended March 31, 2025 and 2024
(Unaudited)

		For the three months ended March 31,
	Note	2025	2024
		(€ thousand)
Net profit		412,051	352,214
Gains/(Losses) on cash flow hedging instruments	20	67,898	(15,356)
Exchange differences on translating foreign operations	20	(7,421)	3,989
Related tax impact	20	(18,963)	4,145
Total other comprehensive income/(loss), net of tax (all of which may be reclassified to the consolidated income statement in subsequent periods)	20	41,514	(7,222)
Total comprehensive income		453,565	344,992
Total comprehensive income attributable to:
Owners of the parent		453,366	344,102
Non-controlling interests		199	890

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at March 31, 2025 and at December 31, 2024
(Unaudited)

	Note	At March 31, 2025	At December 31, 2024
		(€ thousand)
Assets
Goodwill		785,182	785,182
Intangible assets	14	1,580,523	1,545,664
Property, plant and equipment	15	1,921,511	1,828,784
Investments and other financial assets	16	84,166	80,822
Deferred tax assets		247,082	236,791
Total non-current assets		4,618,464	4,477,243
Inventories	17	1,094,307	1,088,194
Trade receivables	18	411,210	349,176
Receivables from financing activities	18	1,600,599	1,661,632
Tax receivables	18	17,327	15,918
Other current assets	18	207,474	137,763
Current financial assets	19	48,427	25,006
Cash and cash equivalents	29	1,914,788	1,742,214
Total current assets		5,294,132	5,019,903
Total assets		9,912,596	9,497,146

Equity and liabilities
Equity attributable to owners of the parent		3,569,629	3,533,946
Non-controlling interests		5,043	9,292
Total equity	20	3,574,672	3,543,238

Employee benefits		121,903	134,147
Provisions	22	211,841	206,212
Deferred tax liabilities		154,099	110,016
Debt	23	3,334,095	3,351,888
Other liabilities	24	1,458,236	1,106,221
Other financial liabilities	19	17,727	61,894
Trade payables	25	906,161	945,657
Tax payables		133,862	37,873
Total equity and liabilities		9,912,596	9,497,146

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
for the three months ended March 31, 2025 and 2024
(Unaudited)

		For the three months ended March 31,
	Note	2025	2024
		(€ thousand)
Cash and cash equivalents at beginning of the period	29	1,742,214	1,121,981

Cash flows from operating activities:
Net profit		412,051	352,214
Income tax expense	12	116,219	88,054
Amortization and depreciation	14, 15	150,994	162,804
Provision accruals	22	24,012	13,800
Result from investments	16	(2,598)	(1,516)
Financial income	11	(45,536)	(32,086)
Financial expenses	11	59,528	33,892
Other non-cash expenses, net	29	12,639	25,237
Change in inventories	17	(9,321)	(52,311)
Change in trade receivables	18	(69,253)	(104,171)
Change in trade payables	25	(19,589)	(27,487)
Change in receivables from financing activities	26	(6,430)	(18,662)
Change in other operating assets and liabilities		248,222	77,617
Finance income received		12,281	11,317
Finance costs paid		(29,881)	(16,974)
Income tax paid	12	(6,421)	(7,027)
Total cash flows from operating activities		846,917	504,701

Cash flows used in investing activities:
Investments in property, plant and equipment	15	(109,074)	(81,826)
Investments in intangible assets	14	(114,713)	(112,754)
Change in investments and other financial assets		(458)	—
Proceeds from the sale of property, plant and equipment and intangible assets	14, 15	12	27
Proceeds from the sale of securities		—	463
Total cash flows used in investing activities		(224,233)	(194,090)

Cash flows used in financing activities:
Proceeds from borrowings from banks and other financial institutions	23	—	75,000
Repayments of borrowings from banks and other financial institutions	23	(30,833)	(30,833)
Proceeds from securitizations	23	24,618	36,144
Repayments of securitizations	23	(13,028)	(13,053)
Proceeds from other debt	23	10,042	18,752
Repayments of other debt	23	(6,992)	(13,217)
Repayments of lease liabilities	23	(6,224)	(3,889)
Repayments of bonds and notes	23	—	—
Share repurchases	20	(423,676)	(136,317)
Total cash flows used in financing activities		(446,093)	(67,413)

Translation exchange differences		(4,017)	1,044

Total change in cash and cash equivalents	29	172,574	244,242
Cash and cash equivalents at end of the period		1,914,788	1,366,223

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the three months ended March 31, 2025 and 2024
(Unaudited)

	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Equity attributable to owners of the parent	Non-controlling interests	Total
	(€ thousand)
At December 31, 2023	2,573	2,993,422	26,352	46,710	(8,169)	3,060,888	9,734	3,070,622
Net profit	—	351,374	—	—	—	351,374	840	352,214
Other comprehensive (loss)/income	—	—	(11,211)	3,939	—	(7,272)	50	(7,222)
Dividends	—	—	—	—	—	—	(4,788)	(4,788)
Share repurchases	—	(136,317)	—	—	—	(136,317)	—	(136,317)
Share-based compensation	—	5,910	—	—	—	5,910	—	5,910
At March 31, 2024	2,573	3,214,389	15,141	50,649	(8,169)	3,274,583	5,836	3,280,419

	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Equity attributable to owners of the parent	Non-controlling interests	Total
	(€ thousand)
At December 31, 2024	2,573	3,518,258	(36,848)	58,648	(8,685)	3,533,946	9,292	3,543,238
Net profit	—	411,643	—	—	—	411,643	408	412,051
Other comprehensive income/(loss)	—	—	48,935	(7,212)	—	41,723	(209)	41,514
Dividends	—		—	—	—	—	(4,448)	(4,448)
Share repurchases	—	(423,676)	—	—	—	(423,676)	—	(423,676)
Share-based compensation	—	5,993	—	—	—	5,993	—	5,993
At March 31, 2025	2,573	3,512,218	12,087	51,436	(8,685)	3,569,629	5,043	3,574,672

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1. BACKGROUND AND BASIS OF PRESENTATION

Background

    Ferrari is among the world’s leading luxury brands. The activities of Ferrari N.V. (herein referred to as “Ferrari” or the “Company” and together with its subsidiaries the “Group”) and its subsidiaries are focused on the design, engineering, production and sale of luxury performance sports cars. The cars are designed, engineered and produced in Maranello and Modena, Italy and sold in more than 60 markets worldwide through a network of 182 authorized dealers operating 196 points of sale. The Ferrari brand is licensed to a selected number of producers and retailers of luxury and lifestyle goods, with Ferrari branded merchandise also sold through a network of 15 Ferrari-owned directly operated stores and 2 franchised stores (as of March 31, 2025), as well as on Ferrari’s website. To facilitate the sale of new and pre-owned cars, the Group provides various forms of financing to clients and dealers, including directly or through cooperation or other agreements with financial institutions. Ferrari also participates in the Formula 1 World Championship through its team Scuderia Ferrari and the World Endurance Championship through its Ferrari Endurance Teams. Ferrari’s racing activities are a core element of Ferrari marketing and promotional activities, as well as an important source of innovation to support the technological advancement of Ferrari’s product portfolio.

2. AUTHORIZATION OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND COMPLIANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

    These Interim Condensed Consolidated Financial Statements of Ferrari N.V. were authorized for issuance on May 6, 2025, and have been prepared in compliance with IAS 34 — Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”). The Interim Condensed Consolidated Financial Statements should be read in conjunction with the Group’s consolidated financial statements at and for the year ended December 31, 2024 (the “Consolidated Financial Statements”), which have been prepared in accordance with IFRS® Accounting Standards (“IFRS Accounting Standards”) as issued by the IASB and IFRS Accounting Standards as adopted by the European Union. There is no effect on these consolidated financial statements resulting from differences between IFRS Accounting Standards as issued by IASB and IFRS Accounting Standards as adopted by the European Union. The designation IFRS Accounting Standards also includes International Accounting Standards (“IAS® Standards”) as well as the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC® Interpretations’” and “SIC® Interpretations”).. The accounting policies adopted are consistent with those used at December 31, 2024.

3. BASIS OF PREPARATION FOR INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

    The preparation of the Interim Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities as well as disclosures of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of these Interim Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. Reference should be made to the section “Use of estimates and judgments” in the Note 2 “Material accounting policies” of the Consolidated Financial Statements for a detailed description of the more significant valuation procedures used by the Group.

    Moreover, in accordance with IAS 34, certain valuation procedures, in particular those of a more complex nature regarding matters such as impairment of non-current assets, are only carried out in full during the preparation of the annual consolidated financial statements, when all the related information necessary is available, other than in the event that there are indications of impairment, in which case an immediate assessment is required. Similarly, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements, except in the event of significant market fluctuations or significant plan amendments, curtailments or settlements.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
New amendments effective from January 1, 2025
In August 2023, IASB issued amendments to IAS 21 — The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability, to clarify how an entity has to apply a consistent approach to assessing whether a currency is exchangeable into another currency and, when it is not, to determine the exchange rate to use and the disclosures to provide. The amendments were effective for the Group from January 1, 2025 and there was no impact from their adoption.

New standards and amendments not yet effective

    The standards, amendments and interpretations issued by the IASB that will have mandatory application in 2025 or subsequent years are listed below:

In April 2024, the IASB issued IFRS 18 — Presentation and Disclosure in Financial Statements, which introduces new concepts relating to: (i) the structure of the statement of profit or loss, (ii) required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (management-defined performance measures), and (iii) enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. The standard is effective on or after January 1, 2027. The Group is evaluating the potential impact from the adoption of this standard.

In May 2024, IASB issued IFRS 19 — Subsidiaries without Public Accountability: Disclosures, which permits eligible subsidiaries to use IFRS Accounting Standards with reduced disclosures better suited to the needs of the users of their financial statements, as well as to keep only one set of accounting records to meet the needs of both their parent company and the users of their financial statements. The standard is effective on or after January 1, 2027 and earlier application is permitted. The Group does not expect any impact from the adoption of this standard.

In May 2024, IASB issued Amendments to the Classification and Measurement of Financial Instruments which amended IFRS 9 — Financial Instruments and IFRS 7 — Financial Instruments: Disclosures, with the aim of addressing diversity in practice by making the requirements more understandable and consistent. The amendments: (a) clarify the date of recognition and derecognition of certain financial assets and liabilities, with a new exception for certain financial liabilities settled through an electronic cash transfer system to be derecognized before the settlement date if certain criteria are met; (b) clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion; (c) add new disclosures for certain instruments with contractual terms that can change cash flows (such as certain instruments with features linked to the achievement of environment, social and governance (ESG) targets); and (d) update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI). The amendments are effective on or after January 1, 2026 and earlier application is permitted. The Group is evaluating the potential impact from the adoption of these amendments.

In July 2024, IASB issued Annual Improvements to IFRS Accounting Standards — Volume 11 which contains amendments to five standards as result of IASB’s annual improvements project. IASB uses the annual improvements process to make necessary, but non-urgent, amendments to IFRS Accounting Standards that will not be included as part of another major project. The amended standards are: IFRS 1 — First-time Adoption of International Financial Reporting Standards, IFRS 7 —Financial Instruments: Disclosures and its accompanying Guidance on implementing IFRS 7; IFRS 9 — Financial Instruments; IFRS 10 — Consolidated Financial Statements; and IAS 7 — Statement of Cash Flows. The amendments are effective on or after January 1, 2026 and earlier application is permitted. The Group is evaluating the potential impact from the adoption of these amendments.

In December 2024, IASB issued Amendments for nature-dependent electricity contracts which amended IFRS 9 — Financial Instruments and IFRS 7 — Financial Instruments: Disclosures to help companies better report the financial effects of nature-dependent electricity contracts, which are often structured as power purchase agreements (PPAs), in the light of the increased use of these contracts. The amendments are effective on or after January 1, 2026 and earlier application is permitted. The Group is evaluating the potential impact from the adoption of these amendments.

Scope of consolidation

    There were no changes in the scope of consolidation for the periods presented in these Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

4. FINANCIAL RISK FACTORS

The Group is exposed to various operational financial risks, including financial market risk (relating mainly to foreign currency exchange rates and, to a lesser extent, interest rates and commodity prices), credit risk and liquidity risk. The Interim Condensed Consolidated Financial Statements do not include all of the information and disclosures on financial risk management required in the annual consolidated financial statements. For a detailed description of the financial risk factors and financial risk management of the Group, reference should be made to Note 30 “Qualitative and Quantitative Information on Financial Risks” of the Consolidated Financial Statements at and for the year ended December 31, 2024.

5. OTHER INFORMATION
    The principal foreign currency exchange rates used to translate other currencies into Euro were as follows:

	2025		2024
	Average for the three months ended March 31,	At March 31,	Average for the three months ended March 31,	At March 31,	At December 31,
U.S. Dollar	1.0523	1.0815	1.0858	1.0811	1.0389
Pound Sterling	0.8357	0.8354	0.8563	0.8551	0.8292
Swiss Franc	0.9458	0.9531	0.9491	0.9766	0.9412
Japanese Yen	160.4525	161.6000	161.1500	163.4500	163.0600
Chinese Yuan	7.6551	7.8442	7.8048	7.8144	7.5833
Australian Dollar	1.6772	1.7318	1.6511	1.6607	1.6772
Canadian Dollar	1.5105	1.5533	1.4639	1.4672	1.4948
Singapore Dollar	1.4186	1.4519	1.4552	1.4587	1.4164
Hong Kong Dollar	8.1872	8.4130	8.4912	8.4594	8.0686

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
6. NET REVENUES
    Net revenues are as follows:

	For the three months ended March 31,
	2025	2024
	(€ thousand)
Revenues from:
Cars and spare parts	1,536,314	1,382,424
Sponsorship, commercial and brand	191,341	144,836
Other	63,095	57,369
Total net revenues	1,790,750	1,584,629

    Other net revenues primarily relate to financial services activities, management of the Mugello racetrack and other sports-related activities, as well as, net revenues generated from the sale of engines to other Formula 1 racing teams and, for the three months ended March 31, 2024 only, from the sale of engines to Maserati, whose contract expired in December 2023.

Interest and other financial income from financial services activities included within other net revenues for the three months ended March 31, 2025 and 2024 amounted to €34,762 thousand and €28,924 thousand, respectively.

7. COST OF SALES
    Cost of sales for the three months ended March 31, 2025 and 2024 amounted to €857,491 thousand and €781,633 thousand, respectively, consisting mainly of the cost of materials, components and labor related to the manufacturing and distribution of cars and spare parts. Cost of sales also includes depreciation and amortization, insurance, transportation costs and warranty and product-related costs, as well as costs related to engines rented to other Formula 1 racing teams and, for the three months ended March 31, 2024 only, costs related to engines sold to Maserati.
Interest and other financial expenses from financial services activities included within cost of sales for the three months ended March 31, 2025 and 2024 amounted to €24,072 thousand and €17,883 thousand, respectively.

8. SELLING, GENERAL AND ADMINISTRATIVE COSTS

Selling, general and administrative costs are as follows:

	For the three months ended March 31,
	2025	2024
	(€ thousand)
Selling costs	82,079	65,408
General and administrative costs	66,990	58,566
Total selling, general and administrative costs	149,069	123,974

Selling costs consist mainly of costs for sales personnel, marketing and events, and retail stores. Costs for marketing and events primarily relate to corporate events, trade shows and media and client events for the launch of new models, lifestyle events (including the use of digital solutions), as well as indirect marketing costs incurred mainly through the Formula 1 racing team, Scuderia Ferrari.

    General and administrative costs consist mainly of administration and other general expenses that are not directly attributable to manufacturing, sales or research and development activities, including for personnel and the continuous development of the Group’s digital infrastructure.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
9. RESEARCH AND DEVELOPMENT COSTS
    Research and development costs are as follows:

	For the three months ended March 31,
	2025	2024
	(€ thousand)
Research and development costs expensed during the period	159,587	146,451
Amortization of capitalized development costs	73,204	84,691
Total research and development costs	232,791	231,142
    Research and development costs expensed during the period primarily relate to research and development activities for Formula 1 racing as well as development activities to support the innovation of our product portfolio and components, in particular, in relation to electric and other new technologies.

10. OTHER EXPENSES, NET
Other expenses, net are as follows:

	For the three months ended March 31,
	2025	2024
	(€ thousand)
Other expenses	17,907	9,566
Other income	(6,172)	(2,244)
Total other expenses, net	11,735	7,322

Other expenses mainly related to indirect taxes, provisions, and other miscellaneous expenses and other income mainly related to rental income, gains on the disposal of property, plant and equipment and other miscellaneous income.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
11. FINANCIAL EXPENSES AND FINANCIAL INCOME
Financial expenses and financial income are as follows:

	For the three months ended March 31,
	2025	2024
	(€ thousand)
Foreign exchange gains	33,618	20,264
Interest income	6,280	6,958
Other financial income	5,638	4,864
Financial income	45,536	32,086
Foreign exchange losses	46,603	24,938
Interest expenses	12,812	8,786
Other financial expenses	113	168
Financial expenses	59,528	33,892
Financial expenses, net	13,992	1,806
Financial expenses primarily relate to foreign exchange losses, including the net costs of hedging, and interest expenses on debt.
Financial income primarily relates to foreign exchange gains and interest income on cash and cash equivalents.
Interest and other financial income, and interest expenses and other financial charges, from financial services activities are recognized within net revenues and cost of sales, respectively.

12. INCOME TAX EXPENSE
    Income tax expense is as follows:

	For the three months ended March 31,
	2025	2024
	(€ thousand)
Current tax expense	106,317	97,678
Deferred tax benefit	9,886	(9,624)
Taxes relating to prior periods	16	—
Total income tax expense	116,219	88,054
    Income tax expense amounted to €116,219 thousand for the three months ended March 31, 2025 compared to €88,054 thousand for the three months ended March 31, 2024.
Income taxes for the three months ended March 31, 2024 benefited from the coexistence of two successive Patent Box tax regimes, which provide tax benefits for companies using intangible assets.2 In accordance with applicable legislation, from 2025 on the Group continues to apply the new Patent Box regime only.
The effective tax rate was 22.0 percent for the three months ended March 31, 2025 and 20.0 percent for the three months ended March 31, 2024.
Imposta Regionale sulle Attività Produttive (“IRAP”) (current and deferred) for the three months ended March 31, 2025 and 2024 amounted to €17,916 thousand and €12,839 thousand, respectively. IRAP is only applicable to Italian entities
2 The Patent Box regime firstly introduced by the Italian Law No. 190/2014 was implemented by the Group from 2020 to 2024, recognizing the tax benefit over three annual installments. The new Patent Box regime regulated by Law Decree No. 146, effective from October 22, 2021, provides for a 110% super tax deduction for costs relating to eligible intangible assets. The Italian tax legislation allows for a transitional period where both regimes coexist until 2024 when the original regime ended.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
and is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, and in particular before the cost of fixed-term employees, credit losses and any interest included in lease payments. IRAP is calculated using financial information prepared under Italian accounting standards. IRAP is applied on the tax base at 3.9 percent for each of the three months ended March 31, 2025 and 2024, respectively

The Group’s Italian entities participate in a group Italian tax consolidation under Ferrari N.V.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
13. EARNINGS PER SHARE
    Basic earnings per share
    Basic earnings per share is calculated by dividing the profit attributable to equity holders of Ferrari by the weighted average number of common shares issued and outstanding during the period.

The following table provides the amounts used in the calculation of basic earnings per share for three months ended March 31, 2025 and 2024:

		For the three months ended March 31,
		2025	2024
Profit attributable to owners of the Company	€ thousand	411,643	351,374
Weighted average number of common shares for basic earnings per share	thousand	178,651	180,250
Basic earnings per share	€	2.30	1.95

    Diluted earnings per share
    For the three months ended March 31, 2025 and 2024, the weighted average number of shares for diluted earnings per share was increased to take into consideration the dilutive effects of the potential common shares relating to the Group’s equity incentive plans (assuming 100 percent of the target awards vested). See Note 21 “Share-Based Compensation” for additional details on the equity incentive plans.

    The following table provides the amounts used in the calculation of diluted earnings per share for the three months ended March 31, 2025 and 2024:

		For the three months ended March 31,
		2025	2024
Profit attributable to owners of the Company	€ thousand	411,643	351,374
Weighted average number of common shares for diluted earnings per share	thousand	178,890	180,527
Diluted earnings per share	€	2.30	1.95

The following table provides a reconciliation from the weighted average number of common shares for basic earnings per share to the weighted average number of common shares for diluted earnings per share.

	For the three months ended March 31,
Number of shares	2025	2024
Weighted average number of common shares for basic earnings per share	178,651	180,250
Adjustments for calculation of diluted earnings per share:	—	—
Share-based compensation	239	277
Weighted average number of common shares for diluted earnings per share	178,890	180,527

14. INTANGIBLE ASSETS
The following table summarizes the changes in the carrying amount of intangible assets for the three months ended March 31, 2025:

	Balance at December 31, 2024	Additions	Divestitures	Amortization	Translation differences and other movements	Balance at March 31, 2025
	(€ thousand)
Intangible assets	1,545,664	114,713	(1,176)	(79,575)	897	1,580,523

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Additions of €114,713 thousand primarily related to externally acquired and internally generated development costs to support the development of the Group’s existing and future models.

15. PROPERTY, PLANT AND EQUIPMENT
The following table summarizes the changes in the carrying amount of property, plant and equipment for the three months ended March 31, 2025:

	Balance at December 31, 2024	Additions	Divestitures	Depreciation	Translation differences and other movements	Balance at March 31, 2025
	(€ thousand)
Property, plant and equipment	1,828,784	167,897	(146)	(71,419)	(3,605)	1,921,511
    At March 31, 2025 property plant and equipment included €164,827 thousand of right-of-use assets (€116,371 thousand at December 31, 2024).

The following table summarizes the changes in the carrying amount of right-of-use assets for the three months ended March 31, 2025:

	Balance at December 31, 2024	Additions	Divestitures	Depreciation	Translation differences and other movements	Balance at March 31, 2025
	(€ thousand)
Right-of-use assets	116,371	58,823	—	(8,128)	(2,239)	164,827

Additions of €58,823 thousand primarily related to a new Ferrari store in New York City. For the three months ended March 31, 2025 depreciation of right-of use assets amounted to €8,128 thousand and interest expense on lease liabilities amounted to €1,862 thousand (€6,034 thousand and €1,078 thousand respectively for the three months ended March 31, 2024).

At March 31, 2025 the Group had contractual commitments for the purchase of property, plant and equipment amounting to €297,877 thousand (€397,473 thousand at December 31, 2024), reflecting significant investments the Group is making in expanding its vehicle architectures and accelerated innovation in hybrid and electric powertrains, as well as in infrastructure, including the new paint shop,.

16. INVESTMENTS AND OTHER FINANCIAL ASSETS

The composition of investments and other financial assets is as follows:

	At March 31, 2025	At December 31, 2024
	(€ thousand)
Investments accounted for using the equity method	66,040	63,438
Other securities and financial assets	18,126	17,384
Total investments and other financial assets	84,166	80,822

Investments accounted for using the equity method
    Investments accounted for using the equity method mainly relate to the Group’s investment in Ferrari Financial Services GmbH (“FFS GmbH”), a partnership with CA Auto Bank S.p.A. (Crédit Agricole group) that offers retail client financing in certain markets in EMEA (primarily the UK, Germany and Switzerland). Investments accounted for using the equity method also relate to the Group’s investment in FS China Limited, a joint venture formed in China in 2021 to manage certain lifestyle activities in the local market.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Changes in the carrying amount of the investment during the period were as follows:

(€ thousand)
Balance at December 31, 2024	63,438
Proportionate share of net profit for the period from January 1, 2025 to March 31, 2025	2,598
Other changes	4
Balance at March 31, 2025	66,040
Other securities and financial assets
    Other securities and financial assets primarily include shares (Series C Formula One Group Common Stock) of Liberty Media Corporation, the group responsible for the promotion of the Formula 1 World Championship, which are measured at fair value and amounted to €15,359 thousand at March 31, 2025 (€15,816 thousand at December 31, 2024) (the “Liberty Media Shares”).

17. INVENTORIES
Inventories are as follows:

	At March 31, 2025	At December 31, 2024
	(€ thousand)
Raw materials	225,921	222,243
Semi-finished goods	239,850	239,388
Finished goods	628,536	626,563
Total inventories	1,094,307	1,088,194
The amount of inventory write-downs recognized as an expense within cost of sales was €8,441 thousand and €7,104 thousand for the three months ended March 31, 2025 and 2024, respectively.

18. CURRENT RECEIVABLES AND OTHER CURRENT ASSETS

Current receivables and other current assets are as follows:

	At March 31, 2025	At December 31, 2024
	(€ thousand)
Receivables from financing activities	1,600,599	1,661,632
Trade receivables	411,210	349,176
Current tax receivables	17,327	15,918
Other current assets	207,474	137,763
Total	2,236,610	2,164,489

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
    Receivables from financing activities

    Receivables from financing activities are as follows:

	At March 31, 2025	At December 31, 2024
	(€ thousand)
Client financing	1,600,599	1,661,632
Total	1,600,599	1,661,632
    Receivables from financing activities relate to the financial services portfolio in the United States and are generally secured on the title of cars or other guarantees.

19. CURRENT FINANCIAL ASSETS AND OTHER FINANCIAL LIABILITIES
Current financial assets are as follows:

	At March 31, 2025	At December 31, 2024
	(€ thousand)
Financial derivatives	40,222	19,350
Other financial assets	8,205	5,656
Current financial assets	48,427	25,006
    The following table provides a breakdown of derivative assets and liabilities at March 31, 2025 and December 31, 2024.

	At March 31, 2025		At December 31, 2024
	Positive fair value	Negative fair value	Positive fair value	Negative fair value
	(€ thousand)
Cash flow hedges:
Foreign exchange derivatives	35,857	(16,607)	11,591	(58,911)
Interest rate caps	3,506	—	5,547	—
Total cash flow hedges	39,363	(16,607)	17,138	(58,911)
Other foreign currency derivatives	859	(1,120)	2,212	(2,983)
Total	40,222	(17,727)	19,350	(61,894)

Foreign exchange derivatives that do not meet the requirements to be recognized as cash flow hedges are presented as other foreign currency derivatives. Interest rate caps relate to derivative instruments required as part of certain securitization agreements.

At March 31, 2025 and December 31, 2024, substantially all derivative financial instruments had a maturity of twelve months or less.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
20. EQUITY
Share capital
At March 31, 2025 and December 31, 2024 the fully paid up share capital of the Company was €2,573 thousand. The following table summarizes the number of common shares and special voting shares of the Company at March 31, 2025 and December 31, 2024, each of which has a nominal value of €0.01.

	Common shares			Special voting shares
	Total	Outstanding	Held in treasury	Total	Outstanding	Held in treasury
At December 31, 2024	193,923,499	179,044,331	14,879,168	63,349,112	63,332,873	16,239
Shares repurchased under share repurchase program (1)	—	(906,709)	906,709	—	—	—
Shares assigned under equity incentive plans (2)	—	65,559	(65,559)	—	—	—
ABO (3)	—	—	—	—	(6,666,667)	6,666,667
At March 31, 2025	193,923,499	178,203,181	15,720,318	63,349,112	56,666,206	6,682,906

Percentage of shares held in treasury	At March 31, 2025	At December 31, 2024
Total shares (common shares and special voting shares)	8.71%	5.79%
Common shares	6.11%	5.78%
_______________________________________
(1)Includes shares repurchased under the share repurchase program between January 1, 2025 and March 31, 2025 based on the transaction trade date, for a total consideration, including transaction costs and including the shares purchased under Sell to Cover (as described below), of €423,676 thousand.
(2)On March 13, 2025, 113,466 common shares, which were previously held in treasury, were assigned to participants of the equity incentive plans as a result of the vesting of certain performance share unit and retention restricted share unit awards. On March 13, 2025, the Company purchased 47,907 common shares, for a total consideration of €19,834 thousand, from a group of those employees who were assigned shares in order to cover the individual’s taxable income as is standard practice (“Sell to Cover”) in a cross transaction.
(3)Relates to the deregistration of special voting shares, under the Company’s special voting shares terms and conditions, following the accelerated bookbuild offering (“ABO”) made by Exor N.V. on February 26, 2025.

Other comprehensive income
    The following table presents other comprehensive income:

	For the three months ended March 31,
	2025	2024
	(€ thousand)
Gains/(Losses) on cash flow hedging instruments arising during the period	53,694	(7,884)
Reclassification of cash flow hedge reserves to the consolidated income statement	14,204	(7,472)
Gains/(Losses) on cash flow hedging instruments	67,898	(15,356)
Exchange differences on translating foreign operations arising during the period	(7,421)	3,989
Total other comprehensive income/(loss) (all of which may be reclassified to the consolidated income statement in subsequent periods)	60,477	(11,367)
Related tax impact	(18,963)	4,145
Total other comprehensive income/(loss), net of tax	41,514	(7,222)

Gains on cash flow hedging instruments relate to changes in the fair value of derivative financial instruments used for cash flow hedging purposes.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

The tax effects relating to other comprehensive income are as follows:

	For the three months ended March 31,
	2025			2024
	Pre-tax balance	Tax impact	Net balance	Pre-tax balance	Tax impact	Net balance
	(€ thousand)
Gains/(Losses) on cash flow hedging instruments	67,898	(18,963)	48,935	(15,356)	4,145	(11,211)
Exchange (losses)/gains on translating foreign operations	(7,421)	—	(7,421)	3,989	—	3,989
Total other comprehensive income/(loss)	60,477	(18,963)	41,514	(11,367)	4,145	(7,222)

21. SHARE-BASED COMPENSATION

Equity incentive plans

The Group has several equity incentive plans under which a combination of performance share units (“PSUs”) and retention restricted share units (“RSUs”), which each represent the right to receive one Ferrari common share, have been awarded to the Executive Chairman, the Chief Executive Officer (“CEO”), members of the Ferrari Leadership Team (“FLT”) and other employees of the Group. See Note 21 “Share-Based Compensation” to the Consolidated Financial Statements for further details relating to the Group’s equity incentive plans.

Equity Incentive Plan 2022-2024

In the first quarter of 2025, 91,414 2022-2024 PSU awards vested (representing 149 percent of the target PSU awards that remained outstanding at the time of vesting) as a result of the achievement of the related performance conditions and 21,437 2022-2024 RSU awards vested upon achievement of the related service conditions As a result, 112,851 common shares, which were previously held in treasury, were assigned to participants of the plan in the first quarter of 2025. There are no further awards outstanding for the Equity Incentive Plan 2022-2024.

Equity Incentive Plan 2023-2025

The 2023-2025 PSU awards and 2023-2025 RSU awards under the Equity Incentive Plan 2023-2025 vest in 2026 based on the level of achievement of the related performance targets or service conditions.

Equity Incentive Plan 2024-2026

The 2024-2026 PSU awards and 2024-2026 RSU awards under the Equity Incentive Plan 2024-2026 vest in 2027 based on the level of achievement of the related performance targets or service conditions.

Equity Incentive Plan 2025-2027

Under a new Equity Incentive Plan 2025-2027 approved in 2025, the Company awarded approximately 33,351 2025-2027 PSUs to the Executive Chairman, CEO, members of the FLT and other employees of the Group, and approximately 12,612 2025-2027 RSUs to members of the FLT and other employees of the Group. The 2025-2027 PSUs and 2025-2027 RSUs cover the three-year performance and service periods from 2025 to 2027.

2025-2027 PSU awards

The vesting of the awards is based on the achievement of defined key performance indicators as follows:

(i)TSR Target - 40 percent of the 2025-2027 PSUs vest based on the Company’s TSR performance over the relevant performance period compared to an industry-specific peer group as summarized below:

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Ferrari TSR Ranking	% of Target Awards that Vest
1	175%
2	150%
3	125%
4	100%
5	75%
6	50%
>6	0%
The defined peer groups (including the Company) for the TSR Target is presented below:

Ferrari	Aston Martin	Brunello Cucinelli	Burberry
Hermes	Kering	LVMH	Moncler
Prada	Porsche AG	Richemont

(ii)EBITDA Target - 40 percent of the 2025-2027 PSUs vest based on the achievement of an EBITDA target determined by comparing Adjusted EBITDA to the Adjusted EBITDA targets derived from the Group’s business plan, as summarized below:

Actual Adjusted EBITDA Compared to Business Plan	% of Awards that Vest
+15%	175%
+10%	150%
+5%	125%
Business Plan Target	100%
-5%	75%
<-5%	0%
(iii)ESG Target - 20 percent of the 2025-2027 PSUs vest based on the achievement of defined objectives relating to environmental and social factors. In particular, 50 percent of the ESG Target is based on the reduction of CO2 carbon emissions and 50 percent is based on the achievement of targets relating to female presence in sub-top positions.
Each target is settled independently of the other targets. The awards vest in 2028 and the total number of shares assigned upon vesting depends on the level of achievement of the targets.

2025-2027 RSU awards
The awards vest in 2028, subject to the recipient’s continued employment with the Company at the time of vesting.
Supplemental information relating to the Equity Incentive Plan 2025-2027 is summarized below.
Fair value and key assumptions
The fair value of the PSUs and RSUs that were awarded under the Equity Incentive Plan 2025-2027, which is determined based on actuarial calculations that apply certain assumptions and take into consideration the specific characteristics of the awards granted, is summarized in the following table:

Equity Incentive Plan 2025-2027
PSUs	€365.20
RSUs	€376.95

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
The fair value of the 2025-2027 PSU awards was measured at the grant date using a Monte Carlo Simulation model. The fair value of the 2025-2027 RSU awards was measured using the share price at the grant date adjusted for the present value of future distributions which the recipients will not receive during the vesting period.
The key assumptions utilized to calculate the grant-date fair values of the PSUs that were awarded under the Equity Incentive Plan 2025-2027 are summarized below:

Equity Incentive Plan 2025-2027
Grant date share price	€384.30
Expected volatility	25.43%
Dividend yield	0.64%
Risk-free rate	2.40%
The expected volatility was based on the observed volatility of the defined peer group. The risk-free rate was based on the iBoxx sovereign Eurozone yield.
Broad-based employee share ownership plan
In November 2023 the Company announced that it would launch a broad-based employee share ownership plan under which each employee will be given the option to become a shareholder of the Company, receiving a one-off grant of shares worth up to a maximum of approximately €2 thousand. If the employee holds the shares for at least 36 months, the Company will grant them an additional tranche of shares, from a minimum of one share and up to 15 percent of the value of the first allocation. In 2024, 24,715 share awards vested and the Company granted an additional 2,796 share awards. In 2025, the Company made a further grant of 998 share awards.

Other share-based compensation
During 2022, the Company awarded 15,271 share awards, which each represent the right to receive one Ferrari common share, to certain employees, of which 6,643 share awards vested immediately at the grant date. In 2023 6,838 share awards vested, while 1,309 and 279 share awards were forfeited in 2023 and 2024, respectively. The fair value of the awards was equal to €203 per award, measured using the share price at the grant date adjusted for the present value of future distributions which the recipients will not receive during the vesting period. The remaining 202 share awards vested in the first quarter of 2025.

The Company also provides share-based payments for services received as part of commercial agreements with certain suppliers.

Outstanding share awards

The following table presents the changes to the outstanding share awards under the Group’s share-based payment arrangements:

	PSU Awards	RSU Awards	Other Awards	Total Outstanding Awards
Balance at December 31, 2024	157,379	56,855	34,678	248,912
Granted (1)	33,351	12,612	27,624	73,587
Vested (2)	(61,558)	(21,437)	(202)	(83,197)
Balance at March 31, 2025	129,172	48,030	62,100	239,302
____________________________________
(1)     Granted under the Equity Incentive Plan 2025-2027, the broad-based employee share ownership plan and the payment of bonuses to employees in shares.
(2)    The PSU and RSU awards vested under the Equity Incentive Plan 2022-2024.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Share-based compensation expense

The following table presents the share based compensation expense recognized for the three months ended March 31, 2025 and 2024, as well as the unrecognized share-based compensation at March 31, 2025 and 2024.

	For the three months ended March 31,
	2025	2024
	(€ thousand)
Equity incentive plans and other share-based awards	4,736	4,754
Broad-based employee share ownership plan	101	—
Commercial agreements with suppliers	1,156	1,156
Total share-based compensation expense	5,993	5,910

	At March 31,
	2025	2024
	(€ thousand)
Unrecognized share-based compensation expense	32,938	34,428

22. PROVISIONS
    Provisions are as follows:

	At March 31, 2025	At December 31, 2024
	(€ thousand)
Warranty and recall campaigns provision	157,250	152,178
Legal proceedings and disputes	12,329	11,899
Environmental and other risks	42,262	42,135
Total provisions	211,841	206,212
The provision for environmental and other risks primarily relates to environmental risks, including those relating to emissions regulations, as well as to disputes and matters which are not subject to legal proceedings, including disputes with suppliers, distributors, employees and other parties.

    Movements in provisions are as follows:

	Balance at December 31, 2024	Additional provisions	Utilization	Releases	Translation differences and other movements	Balance at March 31, 2025
	(€ thousand)
Warranty and recall campaigns provision	152,178	18,908	(13,338)	(145)	(353)	157,250
Legal proceedings and disputes	11,899	713	(82)	(1)	(200)	12,329
Environmental and other risks	42,135	4,700	(4,157)	(517)	101	42,262
Total provisions	206,212	24,321	(17,577)	(663)	(452)	211,841

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
23. DEBT
The following table provides a breakdown of debt by nature and split between current and non-current:

	At March 31, 2025			At December 31, 2024
	Current	Non-current	Total	Current	Non-current	Total
	(€ thousand)
Bonds and notes	464,702	953,718	1,418,420	459,056	953,917	1,412,973
Asset-backed financing (Securitizations)	610,273	689,785	1,300,058	649,173	693,082	1,342,255
Borrowings from banks and other financial institutions	156,013	225,000	381,013	143,800	270,833	414,633
Lease liabilities	30,597	147,340	177,937	26,491	99,779	126,270
Other debt	56,667	—	56,667	55,757	—	55,757
Total debt	1,318,252	2,015,843	3,334,095	1,334,277	2,017,611	3,351,888
The following tables present the change in debt, indicating separately financing cash flows and other movements:

		Financing cash flows		Other movements
	Balance at December 31, 2024	Proceeds from borrowings	Repayments of borrowings	Interest accrued/(paid) and other (*)	Translation differences	Balance at March 31, 2025
	(€ thousand)
Bonds and notes	1,412,973	—	—	5,447	—	1,418,420
Asset-backed financing (Securitizations)	1,342,255	24,618	(13,028)	(620)	(53,167)	1,300,058
Borrowings from banks and other financial institutions	414,633	—	(30,833)	(298)	(2,489)	381,013
Lease liabilities	126,270	—	(6,224)	58,823	(932)	177,937
Other debt	55,757	10,042	(6,992)	—	(2,140)	56,667
Total debt	3,351,888	34,660	(57,077)	63,352	(58,728)	3,334,095
____________________________________
(*) Other movements in lease liabilities primarily relate to non-cash movements for the recognition of additional lease liabilities in accordance with IFRS 16.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Contractual undiscounted cash flows

	Contractual cash flows at March 31, 2025
	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	As reported at March 31, 2025 (*)
	(€ thousand)
Bonds and notes	480,802	23,075	218,105	807,518	1,529,500	1,418,420
Asset-backed financing (Securitizations)	646,382	417,497	297,609	—	1,361,488	1,300,058
Borrowings from banks and other financial institutions	163,234	81,778	158,616	—	403,628	381,013
Lease liabilities	34,847	30,623	67,267	76,102	208,839	177,937
Other debt	56,667	—	—	—	56,667	56,667
Total debt	1,381,932	552,973	741,597	883,620	3,560,122	3,334,095
__________________________________
(*) As reported in the interim condensed consolidated statement of financial position

	Contractual cash flows at December 31, 2024
	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	As reported at December 31, 2024
	(€ thousand)
Bonds and notes	480,802	23,075	218,525	812,804	1,535,206	1,412,973
Asset-backed financing (Securitizations)	685,427	435,082	282,283	—	1,402,792	1,342,255
Borrowings from banks and other financial institutions	152,858	53,683	234,312	—	440,853	414,633
Lease liabilities	29,182	24,390	49,052	36,912	139,536	126,270
Other debt	55,757	—	—	—	55,757	55,757
Total debt	1,404,026	536,230	784,172	849,716	3,574,144	3,351,888

Bonds and notes
2025 Bond

On May 27, 2020 the Company issued 1.5 percent coupon notes due May 2025 (“2025 Bond”), having a principal of €650 million. The notes were issued at a discount for an issue price of 98.898 percent, resulting in net proceeds of €640,073 thousand, after related expenses, and a yield to maturity of 1.732 percent. The bond was admitted to trading on the regulated market of Euronext Dublin. Following a cash tender offer, in July 2023, the Group accepted for purchase valid tenders of the 2025 Bond for an aggregate nominal amount of €199,037 thousand and at a purchase price of €191,097 thousand, resulting in gains of €7,940 thousand, which were recognized within financial income. The repurchases were settled in July 2023. The amount outstanding of the 2025 Bond at March 31, 2025 was €456,470 thousand, including accrued interest of €1,668 thousand (€454,449 thousand, including accrued interest of €4,059 thousand at December 31, 2024).
2030 Bond
On May 21, 2024, the Company issued 3.625 percent senior notes due May 2030 (“2030 Bond”) having a principal of €500 million. The notes were issued at a discount for an issue price of 99.677 percent, resulting in net proceeds of €496,145 thousand, after related expenses, and a yield to maturity of 3.686 percent. The bond was admitted to trading on the regulated market of Euronext Dublin. The proceeds from the 2030 Bond are intended to be used for general corporate purposes. The amount outstanding of the 2030 Bond at March 31, 2025 was €512,291 thousand, including accrued interest of €4,469 thousand (€507,678 thousand, including accrued interest of €11,173 thousand at December 31, 2024).

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
2029 and 2031 Notes
On July 31, 2019, the Company issued 1.12 percent senior notes due August 2029 (“2029 Notes”) and 1.27 percent senior notes due August 2031 (“2031 Notes”) through a private placement to certain US institutional investors, each having a principal of €150 million. The net proceeds from the issuances amounted to €298,316 thousand and the yields to maturity on an annual basis equal the nominal coupon rates of the notes. The 2029 Notes and the 2031 Notes are primarily used for general corporate purposes, including the funding of capital expenditures.
The amount outstanding of the 2029 Notes at March 31, 2025 was €149,903 thousand, including accrued interest of €280 thousand (€150,302 thousand, including accrued interest of €700 thousand at December 31, 2024). The amount outstanding of the 2031 Notes at March 31, 2025 was €149,857 thousand, including accrued interest of €318 thousand (€150,315 thousand, including accrued interest of €794 thousand at December 31, 2024).

2032 Notes
On July 29, 2021, the Company issued 0.91 percent senior notes due January 2032 (“2032 Notes”) through a private placement to certain US institutional investors having a principal of €150 million. The net proceeds from the issuance amounted to €149,495 thousand and the yield to maturity on an annual basis equals the nominal coupon rates of the notes. The 2032 Notes are used for general corporate purposes. The amount outstanding of the 2032 Notes at March 31, 2025 was €149,899 thousand, including accrued interest of €235 thousand (€150,229 thousand, including accrued interest of €576 thousand at December 31, 2024).

The aforementioned bonds and notes impose covenants on Ferrari including: (i) negative pledge clauses which require that, in case any security interest upon assets of Ferrari is granted in connection with other notes or debt securities with the consent of Ferrari are, or are intended to be, listed, such security should be equally and ratably extended to the outstanding notes, subject to certain permitted exceptions; (ii) pari passu clauses, under which the notes rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of Ferrari; (iii) events of default for failure to pay principal or interest or comply with other obligations under the notes with specified cure periods or in the event of a payment default or acceleration of indebtedness or in the case of certain bankruptcy events; and (iv) other clauses that are customarily applicable to debt securities of issuers with a similar credit standing. A breach of these covenants may require the early repayment of the notes. At March 31, 2025 and at December 31, 2024, Ferrari was in compliance with the covenants of the bonds and notes.

Asset-backed financing (Securitizations)
As a means of diversifying its sources of funds, the Group sells certain of its receivables originated by its financial services activities in the United States through asset-backed financing or securitization programs (the terms asset-backed financing and securitization programs are used synonymously throughout this document), without transferring the risks typically associated with the related receivables. As a result, the receivables sold through securitization programs are still consolidated until collection from the customer. The securitization agreements for both programs require the maintenance of an interest rate cap.
The following table presents information relating to the revolving securitization programs:

Program	Funding Limit (2)	Amount Outstanding at March 31, 2025	Amount Outstanding at December 31, 2024	Maturity Date
	($ million)
Syndicated program (retail) (1)	1,050	989	974	December 2026
Program lease/retail (1)	475	417	420	November 2025
Total asset-backed financing (Securitizations)	1,525	1,406	1,394

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
_____________________________
(1)At March 31, 2025 the notes relating to the retail securitization program bore interest at a rate per annum equal to the aggregate of a synthetic money market rate plus a margin of 79 basis points and the notes relating to the leasing/retail securitization program bore interest at a rate per annum equal to the aggregate of SOFR plus a margin of 70 basis points.
(2)Excluding accrued interest.

Cash collected from the settlement of receivables under securitization programs is subject to certain restrictions regarding its use and is primarily applied to repay principal and interest of the related funding. Such cash amounted to €53,973 thousand at March 31, 2025 (€53,644 thousand at December 31, 2024).
Borrowings from banks and other financial institutions
The following table presents information relating to borrowings from banks and other financial institutions:

Borrowing Entity	Currency	Amount Outstanding at March 31, 2025	Amount Outstanding at December 31, 2024	Maturity Date
	(€ thousand)
Ferrari N.V. (1)	EUR	151,204	150,142	December 2028
Ferrari N.V. (1)	EUR	75,436	75,497	January 2027
Ferrari N.V. (1)	EUR	60,399	84,115	January 2026
Ferrari N.V. (1)	EUR	33,345	41,682	March 2026
Ferrari Financial Services, Inc. (2)	USD	60,623	63,181	April 2025
Ferrari S.p.A. (3)	EUR	6	16
Total borrowings from banks and other financial institutions		381,013	414,633
_____________________________
(1)Variable-rate term loans bearing an average interest rate of 3.0668 percent as of March 31, 2025.
(2)    Financial liabilities of FFS Inc. to support financial services activities bearing interest rate at SOFR plus 83 basis points.
(3)    Relates to banking fees and interest.

Lease liabilities
The Group recognizes lease liabilities in relation to right-of-use assets in accordance with IFRS 16 — Leases. At March 31, 2025 lease liabilities amounted to €177,937 thousand (€126,270 thousand at December 31, 2024).
Other debt
Other debt mainly relates to US-based financial service activities with specific reference to expected cash out for new funding requests as per contractual commitment.

Committed credit lines
At March 31, 2025, the Group had total committed credit lines available and undrawn amounting to €550 million and with maturities ranging from 2026 to 2027 (€550 million with maturities ranging from 2025 to 2026 at December 31, 2024).

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
24. OTHER LIABILITIES
    An analysis of other liabilities is as follows:

	At March 31, 2025	At December 31, 2024
	(€ thousand)
Advances and security deposits	629,953	553,771
Deferred income	601,752	335,524
Accrued expenses	68,716	100,314
Payables to personnel	47,828	43,110
Social security payables	34,489	28,532
Other	75,498	44,970
Total other liabilities	1,458,236	1,106,221
    Deferred income primarily includes amounts received under maintenance and power warranty programs of €313,600 thousand at March 31, 2025 and €300,599 thousand at December 31, 2024, which are deferred and recognized as revenues over the length of the maintenance program. Deferred income also includes amounts collected under various other agreements, which are dependent upon the future performance of a service or other act of the Group, and which are generally recognized in net revenues within the following year. The increase in deferred income primarily relates to advances received for Formula 1 sponsorship agreements.
Advances and security deposits include advances received from customers for the purchase of Ferrari cars, mainly for Icona, limited edition and Special Series models, as well as certain Range models in selected markets. The advances are recognized in net revenues when the cars are shipped.

25. TRADE PAYABLES
    Trade payables of €906,161 thousand at March 31, 2025 (€945,657 thousand at December 31, 2024) are entirely due within one year. The carrying amount of trade payables is considered to be equivalent to their fair value.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
26. FAIR VALUE MEASUREMENT
    IFRS 13 — Fair Value Measurement establishes a three level hierarchy for the inputs to the valuation techniques used to measure fair value by giving the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (level 1 inputs) and the lowest priority to unobservable inputs (level 3 inputs). In some cases, the inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy at the lowest level input that is significant to the entire measurement.

    Levels used in the hierarchy are as follows:

    Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets and liabilities that the Group can access at the measurement date.

    Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the assets or liabilities, either directly or indirectly.

    Level 3 inputs are unobservable inputs for the assets and liabilities.

    Assets and liabilities that are measured at fair value on a recurring basis

    The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at March 31, 2025 and at December 31, 2024:

		At March 31, 2025
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Investments and other financial assets	16	16,533	—	—	16,533
Current financial assets	19	—	40,222	—	40,222
Total assets		16,533	40,222	—	56,755
Other financial liabilities	19	—	17,727		17,727
Total liabilities		—	17,727	—	17,727

		At December 31, 2024
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Investments and other financial assets	16	16,897	—	—	16,897
Current financial assets	19	—	19,350	—	19,350
Total assets		16,897	19,350	—	36,247
Other financial liabilities	19	—	61,894	—	61,894
Total liabilities		—	61,894	—	61,894
    There were no transfers between fair value hierarchy levels for the periods presented.
    The fair value of current financial assets and other financial liabilities relates to derivative financial instruments and is measured by taking into consideration market parameters at the balance sheet date, using widely accepted valuation techniques. In particular, the fair value of foreign currency derivatives (forward contracts, currency swaps and options) and interest rate caps is determined by taking the prevailing foreign currency exchange rates and interest rates, as applicable, at the reporting date.
    The par value of cash and cash equivalents usually approximates fair value due to the short maturity of these instruments, which consist primarily of current bank accounts.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

     Assets and liabilities not measured at fair value on a recurring basis
    For financial instruments represented by short-term receivables and payables, for which the present value of future cash flows does not differ significantly from carrying value, the Group assumes that carrying value is a reasonable approximation of the fair value. In particular, the carrying amount of current receivables and other current assets and of trade payables and other liabilities approximates their fair value.
    The following table presents the carrying amount and the fair value for the most relevant categories of financial assets and financial liabilities not measured at fair value on a recurring basis:

		At March 31, 2025		At December 31, 2024
	Note	Carrying amount	Fair value	Carrying amount	Fair value
		(€ thousand)
Receivables from financing activities	18	1,600,599	1,600,599	1,661,632	1,661,632

Debt	23	3,334,095	3,324,402	3,351,888	3,348,721

27. RELATED PARTY TRANSACTIONS
Pursuant to IAS 24 — Related Party Disclosures (“IAS 24”), the related parties of Ferrari include Exor N.V. and together with its subsidiaries the Exor Group, as well as all entities and individuals capable of exercising control, joint control or significant influence over the Company and its subsidiaries. Related parties also include companies over which the Exor Group is capable of exercising control, joint control or significant influence, including Stellantis N.V., and together with its subsidiaries the Stellantis Group, and CNH Industrial N.V. and its subsidiaries, as well as joint ventures and associates of Ferrari. In addition, members of the Ferrari Board of Directors and executives with strategic responsibilities and their families are also considered related parties.
The Group carries out transactions with related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Transactions carried out by the Group with these related parties are primarily of a commercial nature and, in particular, these transactions relate to:
Transactions with Stellantis Group companies

•transactions with Stellantis Group companies relating to technical cooperation agreements with the aim to enhance the quality and competitiveness of the parties’ products while reducing costs and investments, as well as for certain services received by Stellantis Group companies, mainly of an administrative nature;
•the sale of engines to Maserati S.p.A. (“Maserati”) and the purchase of engine components for the use in the production of Maserati engines from FCA US LLC. The contract with Maserati expired in December 2023 and residual sales occurred throughout 2024.

Transactions with Stellantis Group companies for the periods presented include transactions with FCA Bank until April 1, 2023. Following the sale by the Stellantis Group of its 50 percent ownership interest in FCA Bank to Crédit Agricole Consumer Finance S.A., FCA Bank (which was renamed CA Auto Bank) is now fully owned by Crédit Agricole Consumer Finance S.A. and is no longer a related party of Ferrari.
Transactions with Exor Group companies (excluding Stellantis Group companies)
•the Group incurs rental costs from Iveco S.p.A. (a company belonging to Iveco Group) for the rental of trucks used by the Scuderia Ferrari racing team;

•the Group earns sponsorship revenue from Iveco S.p.A.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
    Transactions with other related parties

•the purchase of components for Formula 1 racing cars from COXA S.p.A.;

•consultancy services provided by HPE S.r.l.;

•sponsorship agreement relating to Formula 1 activities with Ferretti S.p.A.;

•sale of cars to certain members of the Board of Directors of Ferrari N.V. and Exor.

In accordance with IAS 24, transactions with related parties also include compensation to Directors and managers with strategic responsibilities.
The amounts of transactions with related parties recognized in the Interim Condensed Consolidated Income Statement are as follows:

	For the three months ended March 31,
	2025			2024
	Net revenues	Costs (1)	Financial expenses, net	Net revenues	Costs (1)	Financial expenses, net
	(€ thousand)
Stellantis Group companies
Maserati	39	119	—	3,506	303	—
FCA US LLC	—	—	—	—	5	—
Other Stellantis Group companies	1,649	27	—	3,969	520	—
Total Stellantis Group companies	1,688	146	—	7,475	828	—
Exor Group companies (excluding the Stellantis Group)	95	546	6	21	561	—
Other related parties	1,247	3,162	2	375	3,927	4
Total transactions with related parties	3,030	3,854	8	7,871	5,316	4

Total for the Ferrari Group	1,790,750	1,018,295	13,992	1,584,629	912,929	1,806
______________________________
(1)    Costs include cost of sales, selling, general and administrative costs and other expenses, net.

Non-financial assets and liabilities originating from related party transactions are as follows:

	At March 31, 2025				At December 31, 2024
	Trade receivables	Trade payables	Other current assets	Other liabilities	Trade receivables	Trade payables	Other current assets	Other liabilities
	(€ thousand)
Stellantis Group companies
Maserati	2,761	2,787	—	23	2,838	2,700	—	23
FCA US LLC	48	—	—	—	11	—	—	—
Other Stellantis Group companies	—	807	9	362	805	863	10	304
Total Stellantis Group companies	2,809	3,594	9	385	3,654	3,563	10	327
Exor Group companies (excluding the Stellantis Group)	1,054	213	960	1,231	153	49	1,026	924
Other related parties	580	2,112	257	288	357	1,691	341	346
Total transactions with related parties	4,443	5,919	1,226	1,904	4,164	5,303	1,377	1,597

Total for the Ferrari Group	411,210	906,161	207,474	1,458,236	349,176	945,657	137,763	1,106,221

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
At March 31, 2025 and at December 31, 2024 there were no financial assets or financial liabilities with related parties.

28. ENTITY-WIDE DISCLOSURES
    The following table presents an analysis of net revenues by geographic location of the Group’s customers for the three months ended March 31, 2025 and 2024, including the effects of foreign currency hedge transactions. Revenues by geography presented for material individual countries are not necessarily correlated to shipments of cars as certain countries include revenues from sponsorship and commercial activities mainly relating to Ferrari’s participation in the Formula 1 World Championship.

	For the three months ended March 31,
	2025	2024
	(€ thousand)
Italy	123,247	104,166
Rest of EMEA	752,969	632,524
of which UK	171,050	151,572
of which Germany	144,052	136,542
Americas (1)	596,553	491,242
of which United States of America	516,245	419,347
Mainland China, Hong Kong and Taiwan	114,062	139,144
of which Mainland China	86,493	105,446
Rest of APAC (2)	203,919	217,553
Total net revenues	1,790,750	1,584,629
______________________________
(1)    Americas includes the United States of America, Canada, Mexico, the Caribbean and of Central and South America.
(2)    Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia.

Revenues in the Netherlands, the Company’s country of domicile, amounted to €30,560 thousand and €21,390 thousand for the three months ended March 31, 2025 and 2024, respectively.

The Group had an average number of employees of 5,465 and 5,204 for the three months ended March 31, 2025 and 2024, respectively.

Depreciation amounted to €71,419 thousand and €71,991 thousand for the three months ended March 31, 2025 and 2024, respectively.

Amortization amounted to €79,575 thousand and €90,813 thousand for the three months ended March 31, 2025 and 2024, respectively.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
29. CASH AND CASH EQUIVALENTS AND NOTES TO THE INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
Cash and cash equivalents
The following table presents cash and cash equivalents:

	At March 31, 2025	At December 31, 2024
	(€ thousand)
Cash and bank balances	1,914,788	1,742,214
Cash and cash equivalents	1,914,788	1,742,214
At March 31, 2025, cash and cash equivalents included (i) €250,000 thousand relating to time deposits held with recognized international financial institutions, of which €100,000 thousand originated in February 2025 and matured in April 2025, €100,000 thousand originated in March and matures in May 2025 and €50,000 thousand originated in March 2025 and matures in June 2025, and (ii) an investment in money market funds of €698,302 thousand with an AAAm rating. At December 31, 2024, cash and cash equivalents included €450,000 thousand relating to time deposits held with recognized international financial institutions, which originated in November and December 2024 and matured in February and March 2025 and an investment in money market funds of €365,608 thousand with an AAAm rating. At both March 31, 2025 and December 31, 2024, the remaining cash and bank balances were held in bank current accounts.
The following table presents information relating to the short term credit rating of the Group’s cash and cash equivalents:

	At March 31, 2025	At December 31, 2024
	(€ thousand)
P-1 / A-1 / Aaa-mf / AAAm (1)	49%	36%
P-2 / A-2	48%	59%
P-3 / A-3 / Not rated	3%	5%
_______________________________
(1)Aaa-mf (Moody’s) /AAAm (S&P Global Ratings) refer to money market funds. P-ratings (Moody’s) and A-ratings (S&P Global Ratings) refer to the short-term rating of the financial institutions with whom the Group deposits cash in current accounts or other short-term instruments.

At March 31, 2025, 90 percent of the Group’s cash and cash equivalents were denominated in Euro (88 percent at December 31, 2024). Cash and cash equivalents denominated in currencies other than the Euro are available mostly to Ferrari S.p.A. and certain subsidiaries which operate in areas other than Europe.
The following table sets forth an analysis of the currencies in which the Group’s cash and cash equivalents were denominated at March 31, 2025 and December 31, 2024.

	At March 31, 2025	At December 31, 2024
	(€ thousand)
Euro	1,720,075	1,535,630
U.S. Dollar	99,962	107,871
Chinese Yuan	41,412	62,525
Pound Sterling	19,621	8,483
Swiss Franc	10,373	12,067
Other currencies	23,345	15,638
Total	1,914,788	1,742,214
Cash held in certain countries may be subject to transfer restrictions. In particular, cash held in China (including cash held in currencies other than the Chinese Yuan), which amounted to €41,110 thousand at March 31, 2025 (€63,379 thousand at December 31, 2024), is subject to certain repatriation restrictions and may only be repatriated as a

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
repayment of payables or debt, or as dividends or capital distributions. The Group does not believe that such transfer restrictions have an adverse impact on its ability to meet our liquidity requirements.
Cash collected from the settlement of receivables under securitization programs is subject to certain restrictions regarding its use and is primarily applied to repay principal and interest of the related funding. Such cash amounted to €53,973 thousand at March 31, 2025 (€53,644 thousand at December 31, 2024).
For information relating to the credit risk with respect to cash and cash equivalents, see Note 30 “Qualitative and Quantitative Information on Financial Risks” to the 2024 Annual Consolidated Financial Statements.

Notes to the consolidated statement of cash flows
Other non-cash expenses, net primarily includes equity-settled share-based compensation, allowances for doubtful accounts of trade receivables and provisions for slow moving and obsolete inventories.
For information relating to the financing cash flows relating to debt, see Note 23 “Debt”.
30. SUBSEQUENT EVENTS
    The Group has evaluated subsequent events through May 6, 2025, which is the date the Interim Condensed Consolidated Financial Statements were authorized for issuance, and identified the following matters:

At the Annual General Meeting held on April 16, 2025, the shareholders of the Company approved, among others, a dividend in cash of €2.986 per outstanding common share, totaling approximately €534 million, as recommended by the Company’s Board of Directors on February 20, 2025. The dividend payment date is May 6, 2025.